As filed with the Securities and Exchange Commission on
                            October 27, 1995
                                                        Registration No.
     - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                   SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549
                          - - - - - - - - - - -
                                FORM N-14
                                                               ----
 REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933    / x /
-----
                                                                   ----
                          Pre-Effective Amendment No.             /   /
                                                                 -----
                                                                 ----
                        Post-Effective Amendment No.            /   /
                                                               -----
                  (Check appropriate box or boxes)
- - - - - - - - - - - - - - - - -
PUTNAM NEW YORK TAX EXEMPT INCOME TRUST
(Exact Name of Registrant as Specified in Charter)

One Post Office Square, Boston, Massachusetts 02109
(Address of Principal Executive Offices)

617-292-1000
   (Area Code and Telephone Number)
- - - - - - - - - - - - - - - -
JOHN R. VERANI, Vice President
PUTNAM NEW YORK TAX EXEMPT INCOME TRUST
One Post Office Square
Boston, Massachusetts  02109
(Name and address of Agent for Service)
- - - - - - - - - - - - - - - -
Copy to:
     JOHN W. GERSTMAYR, Esquire
ROPES & GRAY
   One International Place
Boston, Massachusetts  02110
- - - - - - - - - - - - - - - -
It is proposed that this Registration Statement become effective on November 25, 1995 pursuant to Rule 488.

- - - - - - - - - - - - - - - -

An indefinite amount of the Registrant's securities has been registered under the Securities Act of 1933 pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon such Rule, no filing fee is being paid at this time. A Rule 24f-2 notice for Putnam New York Tax Exempt Income Fund, a series of the Registrant and on whose behalf this Registration Statement and is being filed for the year ended November 30, 1994, was filed on January 27, 1995.
PUTNAM NEW YORK TAX EXEMPT INCOME TRUST

CROSS-REFERENCE SHEET
(AS REQUIRED BY RULE 481(A))

FORM N-14 ITEM NO.

PART A              CAPTION IN PROSPECTUS/PROXY STATEMENT OF
                    PUTNAM NEW YORK INTERMEDIATE TAX EXEMPT FUND

1.                  Cross-Reference Sheet; Front Cover

2.                  Front Cover

3.                  Synopsis; Risk factors

4. Introduction; Proposal regarding approval or disapproval of Agreement and Plan of Reorganization; Background and reasons for the proposed reorganization; Information about the reorganization

5. Front Cover -- Incorporated by reference to specified documents

6. Front Cover -- Incorporated by reference to specified documents

7. Introduction; Proposal regarding approval or disapproval of Agreement and Plan of Reorganization; Information about the reorganization; Voting information

8.                  Not Applicable

9.                  Not Applicable

PART B              CAPTION IN STATEMENT OF ADDITIONAL
                    INFORMATION

10.                 Cover Page

11.                 Cover Page

12. Cover Page -- Incorporated by reference to specified documents

13. Cover Page -- Incorporated by reference to specified documents

14.                 Independent Accountants and Financial
                                        Statements
PART C

The information required to be included in Part C is set forth under the appropriate Item, so numbered, in Part C to this Registration Statement.
IMPORTANT INFORMATION
FOR SHAREHOLDERS IN
PUTNAM NEW YORK INTERMEDIATE TAX EXEMPT FUND

THE DOCUMENT YOU HOLD IN YOUR HANDS CONTAINS A COMBINED PROSPECTUS/PROXY STATEMENT AND PROXY CARD. A PROXY CARD IS, IN ESSENCE, A BALLOT. WHEN YOU VOTE YOUR PROXY, IT TELLS US HOW TO VOTE ON YOUR BEHALF ON IMPORTANT ISSUES RELATING TO YOUR FUND. IF YOU COMPLETE AND SIGN THE PROXY, WE'LL VOTE IT EXACTLY AS YOU TELL US. IF YOU SIMPLY SIGN THE PROXY, WE'LL VOTE IT IN ACCORDANCE WITH THE TRUSTEES' RECOMMENDATION ON PAGE .

WHILE INVESTORS SOMETIMES FIND THESE MATERIALS INTIMIDATING, WE ARE, IN FACT, ASKING FOR YOUR VOTE ON JUST ONE MATTER. SO WE URGE YOU TO SPEND A FEW MINUTES WITH THE COMBINED PROSPECTUS/PROXY STATEMENT, FILL OUT YOUR PROXY CARD, AND RETURN IT TO US. WHEN SHAREHOLDERS DON'T RETURN THEIR PROXIES IN SUFFICIENT NUMBERS, WE HAVE TO INCUR THE EXPENSE OF ADDITIONAL FOLLOW-UP SOLICITATIONS, WHICH CAN COST YOUR FUND MONEY.

WE WANT TO KNOW HOW YOU WOULD LIKE TO VOTE AND WELCOME YOUR
COMMENTS.  PLEASE TAKE A FEW MINUTES WITH THESE MATERIALS AND
RETURN YOUR PROXY TO US.
TABLE OF CONTENTS

A Message from the Chairman                                    3

Notice of Shareholder meeting                                  4

Combined Prospectus/Proxy Statement                            5

PROXY CARD ENCLOSED






















If you have any questions, please contact us at the special toll-free number we have set up for you (1-800-225-1581) or call your financial advisor.

A MESSAGE FROM THE CHAIRMAN

(photograph of George Putnam appears here)

Dear Shareholder:

I am writing you to ask you for your vote on an important matter that affects your investment in Putnam New York Intermediate Tax Exempt Fund (the "Intermediate Fund"). While you are, of course, welcome to join us at the Intermediate Fund's meeting, most shareholders cast their vote by filling out and signing the enclosed proxy card.

We are asking for your vote on the following matter:

     1. APPROVAL OF A PROPOSED MERGER OF THE INTERMEDIATE FUND INTO PUTNAM NEW YORK TAX EXEMPT INCOME FUND (THE "INCOME FUND"). IN THIS MERGER, YOUR SHARES OF THE INTERMEDIATE FUND WOULD, IN EFFECT, BE EXCHANGED AT NET ASSET VALUE AND ON A TAX-FREE BASIS FOR SHARES OF THE INCOME FUND.

The proposed merger will combine two funds that both seek as high a level of current income exempt from federal income tax and New York State and City personal income taxes as Putnam Investment Management, Inc. ("Putnam Management"), the Funds investment manager, believes is consistent with preservation of capital.

The Intermediate Fund seeks its objective by investing primarily in intermediate-term New York tax exempt securities, while the Income Fund seeks its objective by investing primarily in longer-term New York tax exempt securities.

The Trustees recommend approval of the merger because the merger offers shareholders of the Intermediate Fund an opportunity to pursue similar investment objectives with economies of scale that may result in lower expenses over the longer-term.

Your vote is important to us. We appreciate the time and consideration I am sure you will give this important matter. If you have questions about the proposal, please call 1-800-225-
1581, or your financial advisor.

                         Sincerely yours,
                         (signature of George Putnam)
                         George Putnam, Chairman
PUTNAM INTERMEDIATE FUND

NOTICE OF A MEETING OF SHAREHOLDERS


THIS IS THE FORMAL AGENDA FOR THE SHAREHOLDER MEETING.  IT TELLS
YOU WHAT MATTERS WILL BE VOTED ON AND THE TIME AND PLACE OF THE
MEETING, IF YOU CAN ATTEND IN PERSON.

To the Shareholders of Putnam New York Intermediate Tax Exempt
Fund:

A Meeting of Shareholders of Putnam New York Intermediate Tax Exempt Fund (the "Fund" or the "Intermediate Fund") will be held March 7, 1996 at 2:00 p.m., Boston time, on the eighth floor of One Post Office Square, Boston, Massachusetts, to consider the following:

1. APPROVING AN AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF ALL OF THE ASSETS OF THE FUND TO PUTNAM NEW YORK TAX EXEMPT INCOME FUND (THE "INCOME FUND") IN EXCHANGE FOR SHARES OF THE INCOME FUND AND THE ASSUMPTION BY THE INCOME FUND OF ALL OF THE LIABILITIES OF THE FUND, AND THE DISTRIBUTION OF SUCH SHARES TO THE SHAREHOLDERS OF THE FUND IN COMPLETE LIQUIDATION OF THE FUND. SEE PAGE .

2.   TRANSACTING SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE
     THE MEETING.

By the Trustees

George Putnam, Chairman
William F. Pounds, Vice Chairman
Jameson Adkins Baxter              Robert E. Patterson
Hans H. Estin                      Donald S. Perkins
John A. Hill                       George Putnam, III
Elizabeth T. Kennan                Eli Shapiro
Lawrence J. Lasser                 A.J.C. Smith
                                   W. Nicholas Thorndike

WE URGE YOU TO MARK, SIGN, DATE, AND MAIL THE ENCLOSED PROXY IN
THE POSTAGE-PAID ENVELOPE PROVIDED SO THAT YOU WILL BE
REPRESENTED AT THE MEETING.

December  , 1995
PROSPECTUS/PROXY STATEMENT

November , 1995

ACQUISITION OF THE ASSETS OF

PUTNAM NEW YORK INTERMEDIATE TAX EXEMPT FUND
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

BY AND IN EXCHANGE FOR SHARES OF

PUTNAM NEW YORK TAX EXEMPT INCOME FUND
One Post Office Square
Boston, Massachusetts 02109
(617) 292-1000

TABLE OF CONTENTS

Agreement and Plan of Reorganization                       A-1

THIS DOCUMENT WILL GIVE YOU THE INFORMATION YOU NEED TO VOTE ON THE PROPOSED MERGER. MUCH OF THE INFORMATION IS REQUIRED UNDER RULES OF THE SECURITIES AND EXCHANGE COMMISSION ("SEC"); SOME OF IT IS TECHNICAL. IF THERE IS ANYTHING YOU DON'T UNDERSTAND, PLEASE CONTACT US AT OUR SPECIAL TOLL-FREE NUMBER, 1-800-225-1581, OR CALL YOUR FINANCIAL ADVISOR.

This Prospectus/Proxy Statement relates to the proposed merger of Putnam New York Intermediate Tax Exempt Fund (the "Intermediate Fund") into Putnam New York Tax Exempt Income Fund (the "Income Fund"), each of which is a series of Putnam New York Tax Exempt Income Trust (the "Trust"), through the transfer of all assets of the Intermediate Fund to the Income Fund in exchange for Class A and Class B shares of beneficial interest of the Income Fund (the "Merger Shares") and the assumption by the Income Fund of all of the liabilities of the Intermediate Fund thereby liquidating the Intermediate Fund. (The Income Fund and the Intermediate Fund are collectively referred to herein as the "Funds," and each is referred to individually as a "Fund"). As a result of the proposed transaction, each Class A and Class B shareholder of the Intermediate Fund will receive a number of full and fractional Class A and Class B Merger Shares, respectively, equal in value at the date of the exchange to the aggregate value of the shareholder's Intermediate Fund shares.

This Prospectus/Proxy Statement explains concisely what you should know before investing in the Income Fund. Please read it and keep it for future reference. This Prospectus/Proxy Statement is accompanied by (i) the Prospectus, dated February 1, 1995, of the Income Fund, Intermediate Fund, Putnam New York Tax Exempt Opportunities Fund and Putnam New York Tax Exempt Money Market Fund (the "Prospectus") and (ii) the Report of Independent Accountants and financial statements included in the Income Fund's Annual Report to Shareholders for the fiscal year ended November 30, 1994. Each of the Prospectuses and Annual Report are incorporated into this Prospectus/Proxy Statement by reference.

The following documents have been filed with the Securities and Exchange Commission and are also incorporated into this Prospectus/Proxy Statement by reference:

     (i) the current Statement of Additional Information of the Income Fund, dated February 1, 1995, as revised October 9, 1995,
     (ii) the current Statement of Additional Information of the Intermediate Fund, dated February 1, 1995, as revised October 9, 1995,
     (iii) the Report of Independent Accountants and financial statements included in the Intermediate Fund's Annual Report to Shareholders for the fiscal year ended November 30, 1994,
     (iv) the financial statements included in the Intermediate Fund's Semi-Annual Report to Shareholders for the six months ended May 31, 1995,
     (v) the financial statements included in the Income Fund's Semi-Annual Report to Shareholders for the six months ended May 31, 1995, and
     (vi) a Statement of Additional Information dated November , 1995, relating to the transactions described in this Prospectus/Proxy Statement.

FOR A FREE COPY OF ANY OR ALL OF THESE PROSPECTUSES OR STATEMENTS
OF ADDITIONAL INFORMATION OR A COPY OF THE INTERMEDIATE FUND'S
ANNUAL REPORT, PLEASE CONTACT US AT THE SPECIAL TOLL-FREE NUMBER
WE HAVE SET UP FOR YOU (1-800-225-1581).

Proxy materials, information statements and other information filed by the Income Fund can be inspected and copied at the Public Reference Facilities maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of such material can also be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, Securities and Exchange Commission, Washington, D.C. 20549 at prescribed rates.

THE SECURITIES OFFERED BY THE ACCOMPANYING PROSPECTUS/PROXY STATEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF SUCH PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SHARES OF THE INCOME FUND ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY FINANCIAL INSTITUTION, ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD OR ANY OTHER AGENCY, AND INVOLVE RISK, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL AMOUNT INVESTED.

SYNOPSIS

THE RESPONSES TO THE QUESTIONS THAT FOLLOW PROVIDE AN OVERVIEW OF KEY POINTS TYPICALLY OF CONCERN TO SHAREHOLDERS CONSIDERING A PROPOSED MERGER BETWEEN FUNDS. THESE RESPONSES ARE QUALIFIED IN THEIR ENTIRETY TO THE REMAINDER OF THE PROSPECTUS/PROXY STATEMENT, WHICH CONTAINS ADDITIONAL INFORMATION AND FURTHER DETAILS REGARDING THE PROPOSED MERGER.

1. WHAT IS BEING PROPOSED?

The Trustees of the Trust are recommending that shareholders approve the merger of the Intermediate Fund into the Income Fund. The merger is proposed to be accomplished pursuant to an Agreement and Plan of Reorganization providing for the transfer of all of the assets of the Intermediate Fund to the Income Fund in exchange for shares of the Income Fund and for the assumption by the Income Fund of all of the liabilities of the Intermediate Fund. The completion of these transactions, followed by the distribution of the Income Fund shares received by the Intermediate Fund, will result in the complete liquidation of the Intermediate Fund.

2. WHAT WILL HAPPEN TO MY SHARES OF THE INTERMEDIATE FUND?

As a result of the proposed transaction, the Intermediate Fund will receive a number of Class A and Class B Shares of the Income Fund (the "Merger Shares") equal in value to the value of the net assets of the Intermediate Fund being transferred that are attributable to the Class A and Class B shares, respectively, of the Intermediate Fund. Following the transfer, each Class A and Class B shareholder of the Intermediate Fund will receive a number of full and fractional Class A and Class B Merger Shares, respectively, of the Income Fund equal in value at the date of the exchange to the aggregate value of the shareholder's Intermediate Fund shares.

3. WHY ARE THE TRUSTEES PROPOSING THE MERGER?

The Trustees of the Trust recommend approval of the merger because the merger offers shareholders of the Intermediate Fund an opportunity to pursue similar investment objectives with economies of scale that may result in lower expenses over the longer-term.


4. HOW DO THE INVESTMENT OBJECTIVES, POLICIES AND RESTRICTIONS OF
THE TWO FUNDS COMPARE?

Each Fund seeks as high a level of current income exempt from federal tax and New York State and City personal income taxes as Putnam Investment Management, Inc. ("Putnam Management") believes is consistent with preservation of capital. The Intermediate Fund seeks this investment objective by investing primarily in intermediate-term New York Tax Exempt Securities (as defined below), while the Income Fund seeks this investment objective by investing primarily in longer-term New York Tax Exempt Securities. The Intermediate Fund seeks to maintain a portfolio dollar-weighted average maturity of six to ten years, while the Income Fund has no such specific focus on average maturity.

New York Tax Exempt Securities are debt obligations issued by the State of New York, its political subdivisions, and their agencies, instrumentalities or other governmental units, the interest from which is, in the opinion of bond counsel, exempt from federal income tax and New York State and City personal income taxes. A more detailed description of New York Tax Exempt Securities is contained in the Income Fund Prospectus.

The Intermediate Fund will normally invest at least 80% of its net assets in New York Tax Exempt Securities except when it is investing for temporary defensive purposes, while at least 90% of the Income Fund's investment income distributions will be exempt from federal income tax and New York State and City personal income taxes, except during times of adverse market conditions. Neither Fund treats interest income that may be subject to federal alternative minimum tax for individuals as tax-exempt for purposes of measuring compliance with its respective policy.

Each Fund s investments in New York Tax Exempt Securities and taxable securities will be limited to securities rated not lower than the five highest grades by Moody s Investors Service, Inc. ("Moody s"), Standard & Poor s Corporation ("S&P"), and, in the case of the Intermediate Fund, Fitch Investors Services, Inc., or unrated securities which Putnam Management determines are of comparable quality. As of September 30, 1995, the quality composition of the Funds portfolios, as rated by Moody's and S&P except where otherwise noted, were as follows:

                                                       BB and
               AAA       AA        A         BBB       below
---------------------------------------------------------------
Income Fund    42.00%    11.66%    12.39%    33.95%     --

Intermediate
Fund           46.04%    12.13%    8.70%     33.13%     --


The Intermediate Fund is a "non-diversified" fund under the Investment Company Act of 1940 (the "1940 Act"), permitting it to invest a higher percentage of its assets in the securities of a single issuer than the Income Fund, which is a "diversified" fund under the 1940 Act.

Both Funds may also hold a portion of their assets in cash or money market instruments. Both Funds may engage in financial futures and options strategies for hedging purposes, and both
Funds may enter into repurchase agreements and forward commitments.

5. HOW DO THE MANAGEMENT FEES AND OTHER EXPENSES OF THE TWO FUNDS
COMPARE, AND WHAT ARE THEY ESTIMATED TO BE FOLLOWING THE MERGER?

As shown in the tables below, although the Funds currently have identical management fee schedules, the management fees for the Intermediate Fund are currently lower than the management fees for the Income Fund due to an expense limitation in effect for the Intermediate Fund. In the absence of this expense limitation, management fees and total Fund operating expenses for the Intermediate Fund would be higher. Both Funds have adopted identical Class A and Class B Distribution Plans pursuant to Rule 12b-1 under the 1940 Act, which provide for identical fees, except that the Trustees of the Trust currently limit payments under the Intermediate Fund s Class A and Class B plans to 0.15% and 0.75%, respectively, and limit payments under the Income
Fund s Class A and Class B plans to 0.20% and 0.85%, respectively.

The following table summarizes expenses (i) that the Intermediate Fund has incurred in its past fiscal year and (ii) that the Income Fund has incurred in its past fiscal year, which are the same as the expected expenses for the Income Fund after giving effect to the proposed merger. The Examples show the estimated cumulative expenses attributable to a hypothetical $1,000 investment over specified periods.

                              CLASS A            CLASS B
                                SHARES             SHARES

SHAREHOLDER TRANSACTION EXPENSES

Maximum Sales Charge Imposed
on Purchases (as a percentage
of offering price)

INTERMEDIATE FUND                 3.25%             NONE*
                             (Not applicable
                            to Merger Shares)

INCOME FUND                     4.75%               NONE*
                             (Not applicable
                            to Merger Shares)


Deferred Sales Charge (as a
percentage of the lower of
original purchase price or
redemption proceeds)

INTERMEDIATE FUND                             3.0% in the first
                                               year, declining
                                               to 1.0% in the
                                              fourth year, and
                                 NONE**    eliminated thereafter+

INCOME FUND                                   5.0% in the first
                                               year, declining
                                               to 1.0% in the
                                               sixth year, and
                                 NONE**    eliminated thereafter+

ANNUAL FUND OPERATING EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)

          MANAGEMENT     12B-1     OTHER     TOTAL FUND
          FEES           FEES      EXPENSES  OPERATING EXPENSES

INTERMEDIATE
 FUND

 Class A  0.26%*         0.15%     0.44%     0.85%*
 Class B  0.26%*         0.75%     0.44%     1.45%*

INCOME
 FUND
 Class A  0.48%          0.20%     0.07%     0.75%
 Class B  0.47%          0.85%     0.07%     1.39%

* after expense limitation

The tables are provided to help you understand an investor's share of the operating expenses which each Fund incurs. The management fees and total fund operating expenses for the Intermediate Fund reflect an expense limitation currently in effect. In the absence of the expense limitation, management fees would be 0.60% for Class A and Class B shares and total fund operating expenses would be 1.19% for Class A shares and 1.79% for Class B shares. The 12b-1 fees shown in the table reflect the amount to which the Trustees currently limit payments under the each Fund's Class A and Class B Distribution Plans.

* Class B shares are sold without a front-end sales charge, but their higher 12b-1 fees may cause long-term shareholders to pay more than the economic equivalent of the maximum permitted front-end sales charge.

** A deferred sales charge of up to 1.00% is assessed on certain redemptions of Class A shares that were purchased without an initial sales charge as part of an investment of $1 million or more.

+ For purposes of determining the contingent deferred sales charge applicable to Class B Merger Shares, such shares will be treated as having been acquired as of the dates originally acquired by the Intermediate Fund shareholder. See "Information about the reorganization - Description of the Merger Shares."

EXAMPLES

An investment of $1,000 would incur the following expenses, assuming 5% annual return and, except as indicated, redemption at the end of each period. The proposed merger will not change the expenses shown for the Income Fund.

                1          3            5          10
              year       years        years       years
INTERMEDIATE
 FUND
 Class A       $41        $59          $78        $134
 Class B       $45        $66          $79        $157***
 Class B       $15        $46          $79        $157***
 (no redemption)

INCOME
 FUND
 Class A       $55        $70          $87        $136
 Class B       $64        $74          $96        $150***
 Class B       $43        $65          $89        $157***
 (no redemption)

*** Reflects conversion of Class B shares to Class A shares
(which pay lower ongoing expenses) approximately eight years after purchase.

The Examples do not represent past or future expense levels.
Actual expenses may be greater or less than those shown. Federal regulations require the Examples to assume a 5% annual return, but actual annual return will vary.

As shown in the table and described in the Prospectus, the Funds determine the contingent deferred sales charge ("CDSC") applicable to their respective shares according to different schedules. If the proposed merger takes place, the CDSC applicable upon redemption of Class B Merger Shares will be determined according to the CDSC schedule now in effect for the Intermediate Fund.

6. WHAT ARE THE FEDERAL INCOME TAX CONSEQUENCES OF THE PROPOSED
MERGER?

For federal income tax purposes, no gain or loss will be recognized by the Intermediate Fund or its shareholders as a result of the merger.

7. DO THE DISTRIBUTION POLICIES OF THE TWO FUNDS DIFFER?

No. Each of the Funds distributes any net investment income at least monthly and any net realized capital gains at least annually.

THE INCOME FUND WILL NOT PERMIT ANY INTERMEDIATE FUND SHAREHOLDER HOLDING CERTIFICATES FOR INTERMEDIATE FUND SHARES AT THE TIME OF THE MERGER TO RECEIVE CASH DIVIDENDS OR OTHER DISTRIBUTIONS, RECEIVE CERTIFICATES FOR MERGER SHARES, EXCHANGE MERGER SHARES FOR SHARES OF OTHER INVESTMENT COMPANIES MANAGED BY PUTNAM MANAGEMENT, OR PLEDGE OR REDEEM MERGER SHARES UNTIL THOSE CERTIFICATES FOR INTERMEDIATE FUND SHARES HAVE BEEN SURRENDERED, OR, IN THE CASE OF LOST CERTIFICATES, AN ADEQUATE SURETY BOND HAS BEEN POSTED.

If a shareholder is not for that reason permitted to receive cash dividends or other distributions on Merger Shares, the Income Fund will pay all such dividends and distributions in additional shares, notwithstanding any election the shareholder may have made previously to receive dividends and distributions on Intermediate Fund shares in cash.

8. DO THE PROCEDURES FOR PURCHASING, REDEEMING AND EXCHANGING
SHARES OF THE TWO FUNDS DIFFER?

No. The procedures for purchasing and redeeming shares of the Intermediate Fund and the shares of the Income Fund, and for exchanging such shares of each Fund for shares of other Putnam funds, are identical. As indicated above in the discussion of fees and expenses, however, the two funds have different front-end sales charges, CDSC schedules and 12b-1 fees.

The Intermediate Fund currently offers two classes of shares and the Income Fund currently offers three classes of shares. Shares of both Funds may be purchased either through investment dealers which have sales agreements with Putnam Mutual Funds Corp. ("Putnam Mutual Funds") or directly through Putnam Mutual Funds at prices based on net asset value, plus varying sales charges, depending on the class and number of shares purchased. Reinvestment of distributions by the Funds are made at net asset value for all classes of shares.

Shares of both Funds may be redeemed any day the New York Stock
Exchange is open at their net asset value next determined either directly to a Fund or through an investment dealer.

Shares of both Funds may be exchanged after a ten-day holding period for shares of the same class of certain other Putnam funds.

9. HOW WILL I BE NOTIFIED OF THE OUTCOME OF THE MERGER?

If the proposed merger is approved by shareholders, you will receive confirmation after the reorganization is completed, indicating your new account number. If the merger is not approved, shareholders will be notified, and the results of the meeting will be provided in the next annual report of the Intermediate Fund.

10. WILL THE NUMBER OF SHARES I OWN CHANGE?

Yes, but the total value of the shares of the Income Fund you receive will be equal in value to the total value of the shares of the Intermediate Fund that you are exchanging. Even though the net asset value per share of each Fund is different, the total value of a shareholder's holdings will not change as a result of the merger.

RISK FACTORS

WHAT ARE THE PRINCIPAL RISK FACTORS ASSOCIATED WITH AN INVESTMENT
IN THE INCOME FUND, AND HOW DO THEY COMPARE WITH THOSE FOR THE
INTERMEDIATE FUND?

Because the Funds share similar investment objectives and policies, the risks of an investment in the Income Fund described below are similar to the risks of an investment in the Intermediate Fund, except the risks associated with investments by the Income Fund in longer-term securities. A more detailed description of certain risks associated with an investment in the Income Fund is contained in the Income Fund Prospectus.

INVESTMENTS IN LONGER-TERM FIXED-INCOME SECURITIES. As with the Intermediate Fund, the Income Fund invests in fixed-income securities, although it invests primarily in longer-term fixed-income securities. The values of fixed-income securities fluctuate in response to changes in interest rates. Thus, a decrease in interest rates will generally result in an increase in the value of such securities. Conversely, during periods of rising interest rates, the value of the Fund s assets will generally decline. These fluctuations have been generally smaller for intermediate-term securities than for securities with longer maturities.

LOWER-RATED SECURITIES. Like the Intermediate Fund, the Income Fund may invest in lower-rated fixed-income securities (rated below BBB/Baa) which are commonly known as "junk bonds". The Fund will not purchase a security rated BB, or if unrated, determined to be comparable quality, and will not purchase a security rated both Ba by Moody s and BB by S&P or, if unrated, determined by Putnam Management to be of comparable quality, if as a result, more than 25% of the Fund's assets would be of that quality. Like those of other fixed-income securities, the values of lower-rated fixed-income securities fluctuate in response to changes in interest rates, although the value of the Fund s assets invested in lower-rated securities will generally fluctuate more than those invested in higher-rated securities. Securities in the lower rating categories may, depending on their rating, have large uncertainties or major risk exposure to adverse conditions.

CONCENTRATION ON NEW YORK TAX EXEMPT SECURITIES. Like the Intermediate Fund, since the Income Fund invests primarily in New York Tax Exempt Securities, the performance of the Fund may be especially affected by factors pertaining to the New York State economy and other factors specifically affecting the ability of issuers of such securities to meet their obligations. As a result, the value of the Fund s shares may fluctuate more widely than the value of shares of a portfolio investing in securities relating to a number of different states. The ability of New York state, county or local governments to meet their obligations may depend on a variety of factors, including the availability of tax and other revenues, general economic, political or demographic conditions, constitutional and statutory restrictions on raising revenue, and insufficient federal, state and local aid to issuers.

Although the Income Fund may not invest more than 25% of its assets in any one industry, it may invest more than 25% of its assets in a broader segment of the New York Tax Exempt Securities market, such as revenue obligations of health care facilities or housing agencies. If Putnam Management concentrates the Fund's investments in a particular market segment, it increases the Fund's exposure to economic, business, political and other developments that generally may adversely affect New York Tax Exempt Securities in that market segment.

INVERSE FLOATING OBLIGATIONS.

Like the Intermediate Fund, the Income Fund may invest in securities representing interests in New York Tax Exempt Securities, known as "inverse floating obligations" or "residual interest bonds", which pay interest rates that vary inversely to changes in the interest rates of specified short-term tax exempt securities or an index of short-term tax exempt securities. The interest rates on these securities will typically decline as short-term market interest rates increase and increase as short-term market rates decline. Such securities have the effect of providing a degree of investment leverage, since they will generally increase or decrease in value in response to changes in market interest rates at a rate which is a multiple (typically two) of the rate at which fixed-rate long-term tax exempt securities increase or decrease in response to such changes. As a result, the market values of these securities will generally be more volatile than the market value of fixed-rate New York Tax Exempt Securities.

OPTIONS AND FUTURES TRANSACTIONS. As with the Intermediate Fund, the ability of the Income Fund to engage in options and futures transactions involves certain risks, including the risks that the Income Fund will be unable at times to close out such positions, that such transactions may not accomplish their purpose because of imperfect market correlations, or that Putnam Management may not forecast market movements correctly.

OTHER INVESTMENT PRACTICES. Finally, to the extent that the Income Fund exercises its ability to engage in certain investment practices, such as repurchase agreements, it may be delayed in recovering or unable to recover its collateral in the event of default by the other party. In purchasing securities for future delivery, the Fund runs the risk of a decline in the value of such securities before the settlement date and the risk that the other party should default on its obligation.

INTRODUCTION

This Prospectus/Proxy Statement is furnished in connection with the proposed reorganization of the Intermediate Fund by the transfer of all of its assets and liabilities to the Income Fund for shares of the Income Fund and the solicitation of proxies by and on behalf of the Trustees of the Trust for the Intermediate Fund for use at the Meeting of Shareholders. The Meeting is to be held on March 7, 1996 at 2:00 p.m. at One Post Office Square, 8th Floor, Boston, Massachusetts. The Notice of the Meeting, the Proxy and the combined Prospectus/Proxy Statement and the enclosed form of proxy are being mailed to shareholders on or about December 8, 1995.

Any shareholder giving a proxy has the power to revoke it by mail (addressed to the Trust's Clerk at the principal office of the Intermediate Fund, One Post Office Square, Boston, Massachusetts 02109) or in person at the Meeting, by executing a superseding proxy, or by submitting a notice of revocation to the Intermediate Fund. All properly executed proxies received in time for the Meeting will be voted as specified in the proxy, or, if no specification is made, FOR the proposal (set forth in Proposal 1 of the Notice of Meeting) to implement the reorganization of the Intermediate Fund by the transfer of all of its assets to the Income Fund in exchange for the Merger Shares and the assumption by the Income Fund of all of the liabilities of the Intermediate Fund.

At September 30, 1995, there were outstanding 531,244 shares of beneficial interest of the Intermediate Fund. Only shareholders of record on December 8, 1995 will be entitled to notice of and to vote at the Meeting. Each share is entitled to one vote, with fractional shares voting proportionally.

The Trustees of the Trust know of no matters other than those set forth herein to be brought before the Meeting. If, however, any other matters properly come before the Meeting, it is the Trustees' intention that proxies will be voted on such matters in accordance with the judgment of the persons named in the enclosed form of proxy.

PROPOSAL REGARDING APPROVAL OR DISAPPROVAL OF AGREEMENT AND PLAN
OF REORGANIZATION

The shareholders of the Intermediate Fund are being asked to approve or disapprove a merger between the Income Fund and the Intermediate Fund pursuant to an Agreement and Plan or Reorganization between the Funds, dated as of November , 1995
(the "Agreement"), a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A.

The Agreement provides, among other things, for the transfer of all of the assets of the Intermediate Fund to the Income Fund in exchange for the assumption by the Income Fund of all of the liabilities of the Intermediate Fund and for the Class A and Class B Merger Shares, the number of which will be calculated based on the value of the net assets attributable to the Class A and Class B shares of the Intermediate Fund acquired by the Income Fund and the net asset value per Class A and Class B share of the Income Fund, all as more fully described below under "Information about the reorganization."

After receipt of the Merger Shares, the Intermediate Fund will cause the Class A Merger Shares to be distributed to its Class A shareholders and the Class B Merger Shares to be distributed to its Class B shareholders, in complete liquidation of the Intermediate Fund, and the legal existence of the Intermediate Fund as a separate series of the Trust will be terminated. Each shareholder of the Intermediate Fund will receive a number of full and fractional Class A or Class B Merger Shares equal in value at the date of the exchange to the aggregate value of the shareholder's Intermediate Fund shares.

Prior to the date of the transfer (the "Exchange Date"), the Intermediate Fund will declare a distribution to shareholders which, together with all previous distributions, will have the effect of distributing to shareholders all of its investment company taxable income (computed without regard to the deduction for dividends paid) and net realized capital gains, if any, through the Exchange Date.

The Trustees have voted unanimously to approve the proposed transaction and to recommend that shareholders also approve the transaction. The affirmative vote of two-thirds (66 2/3%) of the outstanding shares of beneficial interest of the Intermediate Fund that are entitled to be voted at the Meeting is necessary for the consummation of the proposed transaction.

In the event that this proposal is not approved by the shareholders of the Intermediate Fund, the Intermediate Fund will continue to be managed as a separate fund in accordance with its current investment objectives and policies, and the Trustees may consider such alternatives as may be in the best interests of its shareholders.

BACKGROUND AND REASONS FOR THE PROPOSED REORGANIZATION

The Trustees of the Trust, including all Trustees who are not "interested persons" of the Trust, have determined that the reorganization would be in the best interests of each Fund's shareholders, and that the interests of existing shareholders of each of the Funds would not be diluted as a result of effecting the reorganization. The Trustees have unanimously approved the proposed reorganization and have recommended its approval by shareholders. The Income Fund and the Intermediate Fund are series of Putnam New York Tax Exempt Income Trust and consequently have the same Trustees.

The principal reasons why the Trustees are recommending the reorganization are:

ECONOMIES OF SCALE. Putnam Management believes that if the merger takes place, Intermediate Fund shareholders over the longer-term would realize a decrease in overall expenses due to economies of scale, while owning shares of the Income Fund, a fund with identical investment objectives and similar investment policies. These economies of scale will not have an immediate impact on Intermediate Fund shareholders due principally to the expense limitation currently in effect for the Intermediate Fund through March 7, 1996 (the scheduled date of the shareholders' meeting to vote on the merger). In the absence of this expense limitation, Intermediate Fund total fund operating expenses would likely be higher than those for the Income Fund. Putnam Management projects that without the expense limitation, total fund operating expenses for the Class A and Class B shares of the Intermediate Fund will be 3.13% and 3.73%, respectively, compared to total fund operating expenses of 0.68% and 1.33% for Class A and Class B shares of the Income Fund. The lower overall expenses projected over the longer-term for the Income fund are due to efficiencies associated with operating a fund the size of the Income Fund, which had net assets of $2.19 billion on September 30, 1995, compared to net assets of $4.37 million for the Intermediate Fund on that date.

There can be no assurance that Putnam Management will continue the expense limitation if the merger is not approved by shareholders. In addition, the expense limitation may be removed at any time at the request of Putnam Management with the consent of the Trustees. As a result, Intermediate Fund shareholders should consider the expenses of both Funds absent the expense limitation when deciding whether to approve the merger.

INCREASED INVESTMENT FLEXIBILITY. Putnam Management believes that the proposed merger will provide Intermediate Fund shareholders with the opportunity to own shares of a mutual fund with greater investment flexibility than the Intermediate Fund, given its small size. Because of its substantial asset size, the Income Fund has the ability to invest in a wider array of investments than the Intermediate Fund. This investment flexibility also allows the Income Fund to diversify its investments by enabling it to invest in the securities of a greater number of issuers.

Putnam Management does not believe that the Intermediate Fund has reached (or is likely to reach in the near future) a sufficient net asset level to achieve investment flexibility comparable to the Income Fund. Putnam Management believes that the primary reason for the Intermediate Fund's failure to grow to a significant size is the low investor demand for intermediate-term bond funds like the Intermediate Fund. Putnam Management believes that bond fund investors have been concerned principally with yield, with volatility being only a secondary consideration. As a result, investor demand for longer-term bond funds has been greater than the demand for intermediate-term bond funds, whose lower yields have made them less attractive. Putnam Management does not expect a shift in the current preference for higher yields over lower risk in the near future, making it unlikely that the Intermediate Fund will achieve a significant asset level in that time.

ABILITY TO EXCHANGE AN INVESTMENT IN THE INTERMEDIATE FUND FOR AN INVESTMENT IN THE INCOME FUND WITHOUT RECOGNITION OF GAIN OR LOSS FOR FEDERAL INCOME TAX PURPOSES. If a shareholder in the Intermediate Fund were to redeem an investment in the Intermediate Fund in order to invest in the Income Fund or another investment product, gain or loss would be recognized by that shareholder for federal income tax purposes upon the redemption of those shares. If the Intermediate Fund were liquidated or were reorganized in a taxable reorganization, the transaction would likely result in a taxable event for shareholders. By contrast, the proposed merger will permit the Intermediate Fund's shareholders to exchange their investment in the Intermediate Fund for an investment in the Income Fund without recognition of gain or loss for federal income tax purposes. After the merger, shareholders will be free to redeem any or all of the Income Fund shares at net asset value at any time, at which point a taxable gain or loss would be recognized.

INFORMATION ABOUT THE REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION. The proposed Agreement and Plan of Reorganization (the "Agreement") provides that the Income Fund will acquire all of the assets of the Intermediate Fund in exchange for the assumption by the Income Fund of all of the liabilities of the Intermediate Fund and for the issuance of Class A and Class B Merger Shares all as of the Exchange Date (defined in the Agreement to be the next full business day following the Valuation Time, which is defined in the Agreement as 4:00 p.m. Boston time on March 10, 1996 or such other date as may be agreed upon by the parties). The following discussion of the Agreement is qualified in its entirety by the full text of the Agreement, which is attached as Exhibit A to this Prospectus/Proxy Statement.

The Intermediate Fund will sell all of its assets to the Income Fund, and in exchange, the Income Fund will assume all of the liabilities of the Intermediate Fund and deliver to the Intermediate Fund (i) a number of full and fractional Class A Merger Shares having an aggregate net asset value equal to the value of assets of the Intermediate Fund attributable to its Class A shares, less the value of the liabilities of the Intermediate Fund assumed by the Income Fund attributable to such Class A shares and (ii) a number of full and fractional Class B Merger Shares having a net asset value equal to the value of assets of the Intermediate Fund attributable to its Class B shares, less the value of the liabilities of the Intermediate Fund assumed by the Income Fund attributable to such Class B shares, respectively.

Immediately following the Exchange Date, the Intermediate Fund will distribute pro rata to its shareholders of record as of the close of business on the Exchange Date the full and fractional Merger Shares received by the Intermediate Fund, with Class A Merger Shares being distributed to holders of Class A shares of the Intermediate Fund and Class B Merger Shares being distributed to holders of Class B shares of the Intermediate Fund. As a result of the proposed transaction, each holder of Class A and Class B shares of the Intermediate Fund will receive a number of Class A and Class B Merger Shares equal in aggregate value at the Exchange Date to the value of the Class A and Class B shares, respectively, of the Intermediate Fund held by the shareholder. This distribution will be accomplished by the establishment of accounts on the share records of the Income Fund in the name of such Intermediate Fund shareholders, each account representing the respective number of full and fractional Class A or Class B Merger Shares due such shareholder. New certificates for Merger Shares will be issued only upon written request.

The Trustees of the Trust have determined that the interests of the Intermediate Fund's shareholders will not be diluted as a result of the transactions contemplated by the reorganization, and the Trustees have determined that the proposed reorganization is in the best interests of each Fund.

The consummation of the reorganization is subject to the conditions set forth in the Agreement. The Agreement may be terminated and the reorganization abandoned at any time, before or after approval by the shareholders, prior to the Exchange Date by mutual consent of the Income Fund and the Intermediate Fund or, if any condition set forth in the Agreement has not been fulfilled and has not been waived by the party entitled to its benefits, by such party.

All fees and expenses, including legal and accounting expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation of the transactions contemplated by the Agreement will be allocated ratably between the two Funds in proportion to their net assets as of the day of the transfer, except that the costs of proxy materials and proxy solicitations will be borne by the Intermediate Fund. The estimated fees and expenses for the transaction are $79,000 to the extent that it exceeds 25 basis points of the Intermediate Fund's net asset value on a per share basis. However, to the extent that any payment by the Income Fund of such fees or expenses would result in the disqualification of the Income Fund or the Intermediate Fund as a "regulated investment company" within the meaning of Section 851 of the Internal Revenue Code of 1986, as amended (the "Code"), such fees and expenses will be paid directly by the party incurring them.

DESCRIPTION OF THE MERGER SHARES. Full and fractional Merger Shares will be issued to the Intermediate Fund's shareholders in accordance with the procedure under the Agreement as described above. The Merger Shares are Class A and Class B shares of the Income Fund. Investors purchasing Class A shares pay a sales charge at the time of purchase, but Intermediate Fund shareholders receiving Class A Merger Shares in the merger will not pay a sales charge on such shares. Class A shares of the Income Fund are not subject to redemption fees and such shares are subject to a 12b-1 fee at the annual rate of 0.20% of the Fund's average daily net assets attributable to Class A shares. Class B shares of the Income Fund are sold without a sales charge, but are subject to a CDSC of up to 5% if redeemed within six years of purchase. For purposes of determining the CDSC payable on redemption of Class B Merger Shares received by holders of Class B shares of the Intermediate Fund, as well as the conversion date of such shares, such shares will be treated as having been acquired as of the dates such shareholders originally acquired their Class B shares of the Intermediate Fund and the schedule for determining the CDSC for Intermediate Fund shares will be used. Class B shares are also subject to a 12b-1 fee at the annual rate of 0.85% of the Fund's average daily net assets attributable to Class B shares. Class B shares will automatically convert to Class A shares, based on relative net asset value, approximately eight years after purchase.

In connection with the sale of Class B shares, Putnam Mutual Funds pays commissions to broker-dealers from its own assets that it expects to recover over time through the receipt of distribution fees in connection with its Class B shares and the receipt of contingent deferred sales charges on Class B shares. The total amount of such commissions paid by Putnam Mutual Funds with respect to the Intermediate Fund before the consummation of the proposed reorganization will likely exceed the amounts recovered by Putnam Mutual Funds by that time. Such uncovered amounts do not represent a liability of the Intermediate Fund and, consequently, the Income Fund will not assume any such liability in connection with the consummation of the reorganization. However, to the extent Putnam Mutual Funds has not fully recovered such commissions before the consummation of the proposed reorganization, it is anticipated that the Trustees of the Income Fund will consider such unrecovered amounts, among other factors, in determining whether to continue payments of distribution fees in the future with respect to Class B shares of the Income Fund.

Each of the Merger Shares will be fully paid and nonassessable when issued, will be transferable without restriction, and will have no preemptive or conversion rights, except that Class B Merger Shares will have the conversion rights specified above. The Agreement and Declaration of Trust of the Trust permits the Income Fund to divide its shares, without shareholder approval, into two or more series of shares representing separate investment portfolios and to further divide any such series, without shareholder approval, into two or more classes of shares having such preferences and special or relative rights and privileges as the Trustees may determine. The Income Fund's shares are currently divided into four classes, three of which, Class A, Class B, and Class M shares, are currently being offered. Only Class A and Class B shares of the Income Fund will be distributed in connection with the merger.

Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Income Fund. The shareholders of the Intermediate Fund are currently subject to this same shareholder liability. However, the Agreement and Declaration of Trust disclaims shareholder liability for acts or obligations of the Income Fund and requires that notice of such disclaimer be given in each agreement, obligation, or instrument entered into or executed by the Trust on behalf of the Income Fund or the Trustees. The Agreement and Declaration of Trust provides for indemnification out of Fund property for all loss and expense of any shareholder held personally liable for the obligations of the Income Fund. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which the Income Fund would be unable to meet its obligations. The likelihood of such circumstances is remote. The shareholders of the Intermediate Fund are currently subject to this same risk of shareholder liability.

FEDERAL INCOME TAX CONSEQUENCES. As a condition to the Intermediate Fund's obligation to consummate the reorganization, the Intermediate Fund will receive an opinion from Ropes & Gray, counsel to the Funds, to the effect that, on the basis of the existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), current administrative rules and court decisions, for federal income tax purposes:

    (i) under Section 361 of the Code, no gain or loss will be recognized by the Intermediate Fund as a result of the reorganization,

    (ii) under Section 354 of the Code, no gain or loss will be recognized by shareholders of the Intermediate Fund on the distribution of Merger Shares to them in exchange for their shares of the Intermediate Fund,

    (iii) under Section 358 of the Code, the tax basis of the Merger Shares that the Intermediate Fund's shareholders receive in place of their Intermediate Fund shares will be the same as the basis of the Intermediate Fund shares exchanged, and

    (iv) under Section 1223(1) of the Code, a shareholder's holding period for the Merger Shares received pursuant to the Agreement will be determined by including the holding period for the Intermediate Fund shares exchanged for the Merger Shares, provided that the shareholder held the Intermediate Fund shares as a capital asset.

CAPITALIZATION. The following tables show the capitalization of the Income Fund and the Intermediate Fund as of September 30,
1995 and on a pro forma basis as of that date, giving effect to the proposed acquisition of assets at net asset value:

    (UNAUDITED)
                                              Pro Forma
               Income Fund  Intermediate Fund Combined*
Net assets
(000's omitted)
   Class A   $1,981,597          $2,512    $1,984,061
   Class B     $207,718          $1,832      $209,545

Shares outstanding
(000's omitted)
   Class A      226,939             307       227,227
   Class B       23,834             224        24,044

Net asset value
   per share
   Class A        $8.73           $8.18         $8.73
   Class B        $8.72           $8.18         $8.72

 * Pro Forma net assets reflect legal and accounting merger-related costs.

THE TRUSTEES OF PUTNAM NEW YORK TAX EXEMPT INCOME TRUST,
INCLUDING THE INDEPENDENT TRUSTEES, UNANIMOUSLY RECOMMEND
APPROVAL OF THE AGREEMENT.

VOTING INFORMATION

REQUIRED VOTE. Proxies are being solicited from the Intermediate Fund's shareholders by the Trustees of Putnam New York Tax Exempt Income Trust for the Meeting of Shareholders to be held on March 7, 1996 at 2:00 p.m. (the "Meeting"), at One Post Office Square, 8th Floor, Boston, Massachusetts, or at such later time made necessary by adjournment. Unless revoked, all valid proxies will be voted in accordance with the specification thereon or, in the absence of specifications, FOR approval of the Agreement and Plan of Reorganization. The transactions contemplated by the Agreement and Plan of Reorganization will be consummated only if approved by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of the Intermediate Fund that are entitled to vote thereon at the Meeting.

RECORD DATE, QUORUM AND METHOD OF TABULATION. Shareholders of record of the Intermediate Fund at the close of business on December 8, 1996 (the "record date") will be entitled to vote at the Meeting or any adjournment thereof. The holders of 30% of the shares of the Intermediate Fund outstanding at the close of business on the record date present in person or represented by proxy will constitute a quorum for the Meeting; however, as noted above, the affirmative vote of at least two-thirds (66 2/3%) of the shares outstanding at the close of business on the record date is necessary to approve the merger. Shareholders are entitled to one vote for each share held, with fractional shares voting proportionally.

Votes cast by proxy or in person at the meeting will be counted by persons appointed by the Intermediate Fund as tellers for the meeting. The tellers will count the total number of votes cast "for" approval of the proposal for purposes of determining whether sufficient affirmative votes have been cast. The tellers will count shares represented by proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote and (ii) the broker or nominee does not have the discretionary voting power on a particular matter) as shares that are present and entitled to vote on the matter for purposes of determining the presence of a quorum. Abstentions and broker non-votes have the effect of a negative vote on the proposal.

As of September 30, 1995, the officers and Trustees of the Intermediate Fund as a group beneficially owned less than 1% of the outstanding shares of the Intermediate Fund. At September 30, 1995, to the best of the knowledge of the Intermediate Fund, no person owned beneficially 5% or more of the outstanding shares of the Intermediate Fund.

The votes of the shareholders of the Income Fund are not being solicited, since their approval or consent is not necessary for this transaction. As of September 30, 1995, the officers and Trustees of the Income Fund as a group beneficially owned less than 1% of the outstanding shares of the Income Fund. At September 30, 1995, to the best of the knowledge of the Income Fund, no person beneficially owned 5% or more of the outstanding shares of the Income Fund.

SOLICITATION OF PROXIES. In addition to soliciting proxies by mail, Trustees of the Intermediate Fund and employees of Putnam Management, Putnam Fiduciary Trust Company and Putnam Mutual Funds may solicit proxies in person or by telephone. The Intermediate Fund may also arrange to have votes recorded by telephone. The telephonic voting procedure is designed to authenticate shareholders' identities, to allow shareholders to authorize the voting of their shares in accordance with their instructions and to confirm that their instructions have been properly recorded. The Intermediate Fund has been advised by counsel that these procedures are consistent with the requirements of applicable law. If these procedures were subject to a successful legal challenge, such votes would not be counted at the Meeting. The Intermediate Fund is unaware of any such challenge at this time. Shareholders would be called at the phone number Putnam Investments has in its records for their accounts, and would be asked for the Social Security numbers or other identifying information. The shareholders would then be given an opportunity to authorize their proxies to vote their shares in accordance with their instructions. To ensure that the shareholders' instructions have been recorded correctly, they will also receive a confirmation of their instructions in the mail. A special toll-free number will be available in case the information in the confirmation is incorrect.

Persons holding shares as nominees will upon request be reimbursed for their reasonable expenses in soliciting instructions from their principals. The Intermediate Fund has retained at its expense D.F. King & Co. Inc., 77 Water Street, New York, NY 10005, to aid in the solicitation of instructions for nominee and registered accounts for a fee not to exceed $2,500 plus reasonable out-of-pocket expenses.

REVOCATION OF PROXIES. Proxies, including proxies given by telephone, may be revoked at any time before they are voted by a written revocation received by the Clerk of the Intermediate Fund, by properly executing a later-dated proxy or by attending the Meeting and voting in person.

ADJOURNMENT. If sufficient votes in favor of the proposal are not received by the time scheduled for the Meeting, the persons named as proxies may propose adjournments of the Meeting for a period or periods of not more than 60 days in the aggregate to permit further solicitation of proxies. Any adjournment will require the affirmative vote of a majority of the votes cast on the question in person or by proxy at the session of the Meeting to be adjourned. The persons named as proxies will vote in favor of such adjournment those proxies which they are entitled to vote in favor of the proposal. They will vote against any such adjournment those proxies required to be voted against the proposal. The Intermediate Fund pays the costs of any additional solicitation and of any adjourned session.

EXHIBIT A

                  AGREEMENT AND PLAN OF REORGANIZATION

This Agreement and Plan of Reorganization (the "Agreement") is made as of November , 1995 in Boston, Massachusetts, by and between Putnam New York Tax Exempt Income Fund (the "Income Fund"), and Putnam New York Intermediate Tax Exempt Fund (the "Intermediate Fund"). Each of the Income Fund and the Intermediate Fund is a series of shares of beneficial interest of Putnam New York Tax Exempt Income Trust, a Massachusetts business trust (the Trust ).

                         PLAN OF REORGANIZATION

(a) The Intermediate Fund will sell, assign, convey, transfer and deliver to the Income Fund on the Exchange Date (as defined in Section 6) all of its properties and assets existing at the Valuation Time (as defined in Section 3(c) hereof). In consideration therefor, the Income Fund shall, on the Exchange Date, assume all of the liabilities of the Intermediate Fund existing at the Valuation Time and deliver to the Intermediate Fund, (i) a number of full and fractional Class A shares of beneficial interest of the Income Fund (the "Class A Merger Shares") having an aggregate net asset value equal to the value of the assets of the Intermediate Fund attributable to Class A shares of the Intermediate Fund transferred to the Income Fund on such date less the value of the liabilities of the Intermediate Fund attributable to Class A shares of the Intermediate Fund assumed by the Income Fund on such date, and (ii) a number of full and fractional Class B shares of beneficial interest of the Income Fund (the "Class B Merger Shares") having an aggregate net asset value equal to the value of the assets of the Intermediate Fund attributable to Class B shares of the Intermediate Fund transferred to the Income Fund on such date less the value of the liabilities of the Intermediate Fund attributable to Class B shares of the Intermediate Fund assumed by the Income Fund on that date. The Class A Merger Shares and the Class B Merger Shares shall be referred to collectively as the "Merger Shares." It is intended that the reorganization described in this Plan shall be a reorganization within the meaning of Section 368(a)(1)(C) of the Internal Revenue Code of 1986, as amended (the "Code").

(b)  Upon consummation of the transactions described in paragraph
(a) of this Agreement, the Intermediate Fund shall distribute in complete liquidation to its Class A and Class B shareholders of record as of the Exchange Date Class A and Class B Merger Shares, each shareholder being entitled to receive that proportion of such Class A or B Merger Shares which the number of Class A or Class B shares of beneficial interest of the Intermediate Fund held by such shareholder bears to the number of such Class A or Class B shares of the Intermediate Fund outstanding on such date. Certificates representing the Merger Shares will be issued only if the shareholder so requests.

                                AGREEMENT

The Income Fund and the Intermediate Fund agree as follows:

1. REPRESENTATIONS AND WARRANTIES OF THE INCOME FUND.  The Income
Fund represents and warrants to and agrees with the Intermediate
Fund that:

(a) The Income Fund is a series of shares of beneficial interest in the Trust, a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts and has power to own all of its properties and assets and to carry out its obligations under this Agreement. The Trust is not required to qualify as a foreign association in any jurisdiction. Each of the Trust and the Income Fund has all necessary federal, state and local authorizations to carry on its business as now being conducted and to carry out this Agreement.

(b)  The Trust is registered under the Investment Company Act of
1940, as amended (the "1940 Act"), as an open-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

(c) A statement of assets and liabilities, statements of operations, and statements of changes in net assets and schedule of investments (indicating their market values) of the Income Fund for the fiscal year ended November 30, 1994, such statements and schedule having been audited by Coopers & Lybrand L.L.P., independent accountants, have been furnished to the Intermediate Fund. Such statements of assets and liabilities and schedule fairly present the financial position of the Income Fund as of their dates and said statements of operations and changes in net assets fairly reflect the results of its operations and changes in net assets for the period covered thereby in conformity with generally accepted accounting principles.

(d) The prospectus dated February 1, 1995 and statement of additional information dated February 1, 1995, as revised October 9, 1995 (the "Income Fund Prospectus"), previously furnished to the Intermediate Fund, will not of such date and does not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) There are no material legal, administrative or other proceedings pending or, to the knowledge of the Income Fund, threatened against the Trust or the Income Fund which assert liability on the part of the Income Fund.

(f) The Income Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown as belonging to it on its statement of assets and liabilities as of May 31, 1995 and those incurred in the ordinary course of the Income Fund's business as an investment company since May 31, 1995.

(g) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Income Fund of the transactions contemplated by this Agreement, except such as may be required under the Securities Act of 1933, as amended (the "1933 Act"), the Securities Exchange Act of 1934, as amended (the "1934 Act"), the 1940 Act, state securities or blue sky laws (which term as used herein shall include the laws of the District of Columbia and of Puerto Rico) or the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the "H-S-R Act").

(h) The registration statement (the "Registration Statement") filed with the Securities and Exchange Commission (the "Commission") by the Trust on behalf of the Income Fund on Form N-14 relating to the Merger Shares issuable hereunder, and the proxy statement of the Intermediate Fund included therein (the "Proxy Statement"), on the effective date of the Registration Statement (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7(a) and at the Exchange Date, the prospectus contained in the Registration Statement of which the Proxy Statement is a part (the "Prospectus"), as amended or supplemented by any amendments or supplements filed with the Commission by the Intermediate Fund, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that none of the representations and warranties in this subsection shall apply to statements in or omissions from the Registration Statement, the Prospectus or the Proxy Statement made in reliance upon and in conformity with information furnished by the Intermediate Fund for use in the Registration Statement, the Prospectus or the Proxy Statement.

(i) There are no material contracts outstanding to which the Income Fund is a party, other than as will be disclosed in the Registration Statement, the Prospectus, or the Proxy Statement.

(j) All of the issued and outstanding shares of beneficial interest of the Income Fund have been offered for sale and sold in conformity with all applicable federal securities laws.

(k) The Income Fund is and will at all times through the Exchange
Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

(l) The issuance of the Merger Shares pursuant to this Agreement will be in compliance with all applicable federal securities laws.

(m) The Merger Shares to be issued to the Intermediate Fund have been duly authorized and, when issued and delivered pursuant to this Agreement, will be legally and validly issued and will be fully paid and nonassessable by the Income Fund, and no shareholder of the Income Fund will have any preemptive right of subscription or purchase in respect thereof.

2.  REPRESENTATIONS AND WARRANTIES OF THE INTERMEDIATE FUND.  The
Intermediate Fund represents and warrants to and agrees with the Income Fund that:

(a) The Intermediate Fund is a series of shares of beneficial interest of the Trust, a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts and has power to carry on its business as it is now being conducted and to carry out this Agreement. The Trust is not required to qualify as a foreign association in any jurisdiction. Each of the Trust and the Intermediate Fund has all necessary federal, state and local authorizations to own all of its properties and assets and to carry on its business as now being conducted and to carry out this Agreement.

(b) The Trust is registered under the 1940 Act as an open-end management investment company, and such registration has not been revoked or rescinded and is in full force and effect.

(c) A statement of assets and liabilities, statement of operations, and statement of changes in net assets and schedule of investments (indicating their market values) of the Intermediate Fund for the fiscal year ended November 30 1994, such statements and schedule having been audited by Coopers & Lybrand L.L.P., independent accountants, will be furnished to the Income Fund. Such statements of assets and liabilities and schedule fairly present the financial position of the Intermediate Fund as of their dates, and said statements of operations and changes in net assets fairly reflect the results of its operations and changes in financial position for the periods covered thereby in conformity with generally accepted accounting principles.

(d) The prospectus dated February 1, 1995 and statement of additional information dated February 1, 1995, as revised October 9, 1995, previously furnished to the Income Fund, did not contain as of their date any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

(e) There are no material legal, administrative or other proceedings pending or, to the knowledge of the Intermediate Fund, threatened against the Trust or the Intermediate Fund which assert liability or may, if successfully prosecuted to their conclusion, result in liability on the part of the Intermediate Fund, other than as have been disclosed in the Prospectus.

(f) There are no material contracts outstanding to which the Intermediate Fund is a party, other than as will be disclosed in the Proxy Statement.

(g) The Intermediate Fund has no known liabilities of a material nature, contingent or otherwise, other than those shown on the Intermediate Fund's statement of assets and liabilities as of September 30, 1995 referred to above and those incurred in the ordinary course of the business of the Intermediate Fund as an investment company since such date. Prior to the Exchange Date, the Intermediate Fund will advise the Income Fund of all material liabilities, contingent or otherwise, incurred by it subsequent to September 30, 1995, whether or not incurred in the ordinary course of business.

(h) As used in this Agreement, the term "Investments" shall mean the Intermediate Fund's investments shown on the schedule of its investments as of September 30, 1995 referred to in Section 2(c) hereof, as supplemented with such changes as the Intermediate Fund shall make, and changes resulting from stock dividends, stock split-ups, mergers and similar corporate actions.

(i) The Intermediate Fund has filed or will file all federal and state tax returns which, to the knowledge of the Intermediate Fund's officers, are required to be filed by the Intermediate Fund and has paid or will pay all federal and state taxes shown to be due on said returns or on any assessments received by the Intermediate Fund. All tax liabilities of the Intermediate Fund have been adequately provided for on its books, and to the knowledge of the Intermediate Fund, no tax deficiency or liability of the Intermediate Fund has been asserted, and no question with respect thereto has been raised, by the Internal Revenue Service or by any state or local tax authority for taxes in excess of those already paid.

(j) At both the Valuation Time (as defined in Section 3(c)) and the Exchange Date, the Intermediate Fund will have full right, power and authority to sell, assign, transfer and deliver the Investments and any other assets and liabilities of the Intermediate Fund to be transferred to the Income Fund pursuant to this Agreement. At the Exchange Date, subject only to the delivery of the Investments and any such other assets and liabilities as contemplated by this Agreement, the Income Fund will acquire the Investments and any such other assets and liabilities subject to no encumbrances, liens or security interests whatsoever and without any restrictions upon the transfer thereof.

(k) No registration under the 1933 Act of any of the Investments would be required if they were, as of the time of such transfer, the subject of a public distribution by either of the Income Fund or the Intermediate Fund, except as previously disclosed to the Income Fund by the Intermediate Fund.

(l) No consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Intermediate Fund of the transactions contemplated by this Agreement, except such as may be required under the 1933 Act, the 1934 Act, the 1940 Act, state securities or blue sky laws or the H-S-R Act.

(m) The Registration Statement, the Prospectus and the Proxy Statement, on the Effective Date of the Registration Statement and insofar as they do not relate to the Income Fund (i) will comply in all material respects with the provisions of the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder and (ii) will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and at the time of the shareholders' meeting referred to in Section 7(a) below and on the Exchange Date, the Prospectus, as amended or supplemented by any amendments or supplements filed with the Commission by the Income Fund, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the representations and warranties in this subsection shall apply only to statements of fact relating to the Intermediate Fund contained in the Registration Statement, the Prospectus or the Proxy Statement, or omissions to state in any thereof a material fact relating to the Intermediate Fund, as such Registration Statement, Prospectus and Proxy Statement shall be furnished to the Intermediate Fund in definitive form as soon as practicable following effectiveness of the Registration Statement and before any public distribution of the Prospectus or Proxy Statement.

(n) The Intermediate Fund is and will at all times through the Exchange Date qualify for taxation as a "regulated investment company" under Sections 851 and 852 of the Code.

(o) At the Exchange Date, the Intermediate Fund will have sold such of its assets, if any, as necessary to assure that, after giving effect to the acquisition of the assets of the Intermediate Fund pursuant to this Agreement, the Income Fund will remain in compliance with its mandatory investment restrictions as are set forth in the Income Fund Prospectus previously furnished to the Intermediate Fund.

3. REORGANIZATION. (a) Subject to the requisite approval of the shareholders of the Intermediate Fund and to the other terms and conditions contained herein (including the Intermediate Fund's obligation to distribute to its shareholders all of its investment company taxable income and net capital gain as described in Section 8(m) hereof), the Intermediate Fund agrees to sell, assign, convey, transfer and deliver to the Income Fund, and the Income Fund agrees to acquire from the Intermediate Fund, on the Exchange Date all of the Investments and all of the cash and other properties and assets of the Intermediate Fund, whether accrued or contingent (including cash received by the Intermediate Fund upon the liquidation by the Intermediate Fund of any investments purchased by the Intermediate Fund after September 30, 1995 and designated by the Income Fund as being unsuitable for it to acquire), in exchange for that number of Merger Shares provided for in Section 4 and the assumption by the Income Fund of all of the liabilities of the Intermediate Fund, whether accrued or contingent, existing at the Valuation Time. Pursuant to this Agreement, the Intermediate Fund will, as soon as practicable after the Exchange Date, distribute all of the Class A and Class B Merger Shares received by it to the Class A and Class B shareholders, respectively, of the Intermediate Fund in complete liquidation of the Intermediate Fund.

(b) The Intermediate Fund will pay or cause to be paid to the Income Fund any interest, cash or such dividends, rights and other payments received by it on or after the Exchange Date with respect to the Investments and other properties and assets of the Intermediate Fund, whether accrued or contingent, received by it on or after the Exchange Date. Any such distribution shall be deemed included in the assets transferred to the Income Fund at the Exchange Date and shall not be separately valued unless the securities in respect of which such distribution is made shall have gone "ex" such distribution prior to the Valuation Time, in which case any such distribution which remains unpaid at the Exchange Date shall be included in the determination of the value of the assets of the Intermediate Fund acquired by the Income Fund.

(c)  The Valuation Time shall be 4:00 p.m. Boston time on
March 10, 1996 or such earlier or later day as may be mutually agreed upon in writing by the parties hereto (the "Valuation
Time").

4. EXCHANGE DATE; VALUATION TIME. On the Exchange Date, the Income Fund will deliver to the Intermediate Fund (i) a number of full and fractional Class A Merger Shares having an aggregate net asset value equal to the value of assets of the Intermediate Fund attributable to Class A shares of the Intermediate Fund transferred to the Income Fund on such date less the value of the liabilities of the Intermediate Fund attributable to the Class A shares of the Intermediate Fund assumed by the Income Fund on that date, and (ii) a number of full and fractional Class B Merger Shares having an aggregate net asset value equal to the value of the assets of the Intermediate Fund attributable to Class B shares of the Intermediate Fund transferred to the Income Fund on such date less the value of the liabilities of the Intermediate Fund attributable to Class B shares of the Intermediate Fund assumed by the Income Fund on that date, determined as hereafter provided in this Section 4.

(a) The net asset value of the Merger Shares to be delivered to the Intermediate Fund, the value of the assets attributable to the Class A and Class B shares of the Intermediate Fund and the value of the liabilities attributable to the Class A and B shares of the Intermediate Fund to be assumed by the Income Fund shall in each case be determined as of the Valuation Time.

(b) The net asset value of the Class A and Class B Merger Shares shall be computed in the manner set forth in the current Income Fund Prospectus. The value of the assets and liabilities of the Class A and Class B shares of the Intermediate Fund shall be determined by the Income Fund, in cooperation with the Intermediate Fund, pursuant to procedures which the Income Fund would use in determining the fair market value of the Income Fund's assets and liabilities.

(c) No adjustment shall be made in the net asset value of either the Intermediate Fund or the Income Fund to take into account differences in realized and unrealized gains and losses.

(d) The Income Fund shall issue the Merger Shares to the Intermediate Fund in two certificates registered in the name of the Intermediate Fund, one for Class A Merger Shares and one for Class B Merger Shares (excluding any fractional shares). The Intermediate Fund shall distribute the Class A Merger Shares to the Class A shareholders of the Intermediate Fund by redelivering such certificates to the Income Fund's transfer agent which will as soon as practicable set up open accounts for each Class A Intermediate Fund shareholder in accordance with written instructions furnished by the Intermediate Fund. The Intermediate Fund shall distribute the Class B Merger Shares to the Class B shareholders of the Intermediate Fund by redelivering such certificates to the Income Fund's transfer agent which will as soon as practicable set up open accounts for each Class B Intermediate Fund shareholder in accordance with written instructions furnished by the Intermediate Fund. With respect to any Intermediate Fund shareholder holding share certificates as of the Exchange Date, the Income Fund will not permit such shareholder to receive dividends and other distributions on the Merger Shares (although such dividends and other distributions shall be credited to the account of such shareholder), receive certificates representing the Merger Shares, exchange the Merger Shares credited to such shareholder's account for shares of other investment companies managed by Putnam Investment Management, Inc. ("Putnam"), or pledge or redeem such Merger Shares until notified by the Intermediate Fund or the shareholder's agent that such shareholder has surrendered his or her outstanding Intermediate Fund certificates or, in the event of lost, stolen, or destroyed certificates, posted adequate bond. In the event that a shareholder shall not be permitted to receive dividends and other distributions on the Merger Shares as provided in the preceding sentence, the Income Fund shall pay any such dividends or distributions in additional Merger Shares, notwithstanding any election such shareholder shall have made previously with respect to the payment, in cash or otherwise, of dividends and distributions on shares of the Intermediate Fund. The Intermediate Fund will, at its expense, request the shareholders of the Intermediate Fund to surrender their outstanding Intermediate Fund certificates, or post adequate bond, as the case may be.

(e) The Income Fund shall assume all liabilities of the Intermediate Fund, whether accrued or contingent, in connection with the acquisition of assets and subsequent dissolution of the Intermediate Fund or otherwise.

5. EXPENSES, FEES, ETC. (a) All fees and expenses, including legal and accounting expenses, portfolio transfer taxes (if any) or other similar expenses incurred in connection with the consummation by the Intermediate Fund and the Income Fund of the transactions contemplated by this Agreement will be allocated ratably between the Income Fund and the Intermediate Fund in proportion to their net assets as of the Valuation Time, except that the costs of proxy materials and proxy solicitation will be borne by the Intermediate Fund; provided, however, that such expenses will in any event be paid by the party directly incurring such expenses if and to the extent that the payment by the other party of such expenses would result in the disqualification of the Income Fund or the Intermediate Fund, as the case may be, as a "regulated investment company" within the meaning of Section 851 of the Code.

(b) In the event the transactions contemplated by this Agreement are not consummated by reason of the Income Fund's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to the Income Fund's obligations referred to in Section 7(a) or Section 8) the Income Fund shall pay directly all reasonable fees and expenses incurred by the Intermediate Fund in connection with such transactions, including, without limitation, legal, accounting and filing fees.

(c) In the event the transactions contemplated by this Agreement are not consummated by reason of the Intermediate Fund's being either unwilling or unable to go forward (other than by reason of the nonfulfillment or failure of any condition to the Intermediate Fund's obligations referred to in Section 7(a) or
Section 9) the Intermediate Fund shall pay directly all reasonable fees and expenses incurred by the Income Fund in connection with such transactions, including without limitation legal, accounting and filing fees.

(d) In the event the transactions contemplated by this Agreement are not consummated for any reason other than (i) the Income Fund's or the Intermediate Fund's being either unwilling or unable to go forward or (ii) the nonfulfillment or failure of any condition to the Income Fund's or the Intermediate Fund's obligations referred to in Section 7(a), Section 8 or Section 9 of this Agreement, then each of the Income Fund and the Intermediate Fund shall bear all of its own expenses incurred in connection with such transactions.

(e) Notwithstanding any other provisions of this Agreement, if for any reason the transactions contemplated by this Agreement are not consummated, no party shall be liable to the other party for any damages resulting therefrom, including without limitation consequential damages, except as specifically set forth above.

6. EXCHANGE DATE. Delivery of the assets of the Intermediate Fund to be transferred, assumption of the liabilities of the Intermediate Fund to be assumed and the delivery of the Merger Shares to be issued shall be made at the offices of Ropes & Gray, One International Place, Boston, Massachusetts, at 10:00 A.M. on the next full business day following the Valuation Time, or at such other time and date agreed to by the Income Fund and the Intermediate Fund, the date and time upon which such delivery is to take place being referred to herein as the "Exchange Date."

7. MEETING OF SHAREHOLDERS; DISSOLUTION. (a) The Intermediate Fund agrees to call a meeting of its shareholders as soon as is practicable after the effective date of the Registration Statement for the purpose of considering the sale of all of its assets to and the assumption of all of its liabilities by the Income Fund as herein provided, adopting this Agreement, and authorizing the liquidation and dissolution of the Intermediate Fund.

(b) The Intermediate Fund agrees that the liquidation and dissolution of the Intermediate Fund will be effected in the manner provided in the Agreement and Declaration of Trust of the Trust in accordance with applicable law and that on and after the Exchange Date, the Intermediate Fund shall not conduct any business except in connection with its liquidation and dissolution.

(c) The Income Fund has, after the preparation and delivery to the Income Fund by the Intermediate Fund of a preliminary version of the Proxy Statement which was satisfactory to the Income Fund and to Ropes & Gray for inclusion in the Registration Statement, filed the Registration Statement with the Commission. Each of the Intermediate Fund and the Income Fund will cooperate with the other, and each will furnish to the other the information relating to itself required by the 1933 Act, the 1934 Act and the 1940 Act and the rules and regulations thereunder to be set forth in the Registration Statement, including the Prospectus and the Proxy Statement.

8. CONDITIONS TO THE INCOME FUND'S OBLIGATIONS. The obligations of the Income Fund hereunder shall be subject to the following conditions:

(a) That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of beneficial interest of the Intermediate Fund entitled to vote.

(b) That the Intermediate Fund shall have furnished to the Income Fund a statement of the Intermediate Fund's assets and liabilities, with values determined as provided in Section 4 of this Agreement, together with a list of Investments with their respective tax costs, all as of the Valuation Time, certified on the Intermediate Fund's behalf by its President (or any Vice President) and Treasurer, and a certificate of both such officers, dated the Exchange Date, that there has been no material adverse change in the financial position of the Intermediate Fund since May 31, 1995 other than changes in the Investments and other assets and properties since that date or changes in the market value of the Investments and other assets of the Intermediate Fund, or changes due to dividends paid or losses from operations.

(c) That the Intermediate Fund shall have furnished to the Income Fund a statement, dated the Exchange Date, signed by the Intermediate Fund's President (or any Vice President) and Treasurer certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Intermediate Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates and the Intermediate Fund has complied with all the agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to such dates.

(d) That the Intermediate Fund shall have delivered to the Income Fund a letter from Coopers & Lybrand L.L.P. dated the Exchange Date stating that such firm has employed certain procedures whereby it has obtained schedules of the tax provisions and qualifying tests for regulated investment companies as prepared by Putnam Fiduciary Trust Company ("PFTC") for the period from November 30, 1995 to the Exchange Date and that, in the course of such procedures, nothing came to their attention which caused them to believe that the Intermediate Fund would not qualify as a regulated investment company for federal, state, or local income tax purposes or for federal excise tax purposes under Section 4982 of the Code, for the period from October 1, 1995 to the Exchange Date.

(e) That there shall not be any material litigation pending with respect to the matters contemplated by this Agreement.

(f) That the Income Fund shall have received an opinion of Ropes & Gray, in form satisfactory to the Income Fund and dated the Exchange Date, to the effect that (i) the Trust is a business trust duly established and validly existing under the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction, (ii) the Intermediate Fund is a duly established and validly existing series of shares of beneficial interest of the Trust, (iii) this Agreement has been duly authorized, executed, and delivered by the Intermediate Fund and, assuming that the Registration Statement, the Prospectus and the Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Income Fund, is a valid and binding obligation of the Intermediate Fund, (iv) the Intermediate Fund has power to sell, assign, convey, transfer and deliver the assets contemplated hereby and, upon consummation of the transactions contemplated hereby in accordance with the terms of this Agreement, the Intermediate Fund will have duly sold, assigned, conveyed, transferred and delivered such assets to the Income Fund, (v) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Intermediate Fund's Agreement and Declaration of Trust, as amended, or any provision of any agreement known to such counsel to which the Intermediate Fund is a party or by which it is bound, and (vi) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Intermediate Fund of the transactions contemplated hereby, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws and the H-S-R Act, it being understood that with respect to investment restrictions as contained in the Intermediate Fund's Agreement and Declaration of Trust, Bylaws or then-current Registration Statement, such counsel may rely upon a certificate of an officer of the Intermediate Fund whose responsibility it is to advise the Intermediate Fund with respect to such matters.

(g) That the Income Fund shall have received an opinion of Ropes & Gray, in form satisfactory to the Income Fund, with respect to the matters specified in Section 9(f) of this Agreement, and such other matters as the Income Fund may reasonably deem necessary or desirable.

(h) That the Income Fund shall have received an opinion of Ropes & Gray dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (i) no gain or loss will be recognized by the Income Fund upon receipt of the Investments transferred to the Income Fund pursuant to this Agreement in exchange for the Merger Shares, (ii) the basis to the Income Fund of the Investments will be the same as the basis of the Investments in the hands of the Intermediate Fund immediately prior to such exchange, and (iii) the Income Fund's holding periods with respect to the Investments will include the respective periods for which the Investments were held by the Intermediate Fund.

(i) That the assets of the Intermediate Fund to be acquired by the Income Fund will include no assets which the Income Fund, by reason of charter limitations or of investment restrictions disclosed in the Income Fund Prospectus in effect on the Exchange Date, may not properly acquire.

(j) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Trust or the Income Fund, threatened by the Commission.

(k) That the Income Fund shall have received from the Commission, any relevant state securities administrator, the Federal Trade Commission (the "FTC") and the Department of Justice (the "Department") such order or orders as Ropes & Gray deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

(l) That all proceedings taken by the Intermediate Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Income Fund and Ropes & Gray.

(m) That, prior to the Exchange Date, the Intermediate Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the shareholders of the Intermediate Fund all of the Intermediate Fund's investment company taxable income for its taxable years ending on or after September 30, 1995 and on or prior to the Exchange Date (computed without regard to any deduction for dividends paid), and all of its net capital gain realized in each of its taxable years ending on or after September 30, 1995 and on or prior to the Exchange Date.

(n) That the Intermediate Fund shall have furnished to the Income Fund a certificate, signed by the President (or any Vice President) and the Treasurer of the Intermediate Fund, as to the tax cost to the Intermediate Fund of the securities delivered to the Income Fund pursuant to this Agreement, together with any such other evidence as to such tax cost as the Income Fund may reasonably request.

(o) That the Intermediate Fund's custodian shall have delivered to the Income Fund a certificate identifying all of the assets of the Intermediate Fund held by such custodian as of the Valuation
Time.

(p) That the Intermediate Fund's transfer agent shall have provided to the Income Fund (i) the originals or true copies of all of the records of the Intermediate Fund in the possession of such transfer agent as of the Exchange Date, (ii) a certificate setting forth the number of shares of the Intermediate Fund outstanding as of the Valuation Time, and (iii) the name and address of each holder of record of any such shares and the number of shares held of record by each such shareholder.

(q) That all of the issued and outstanding shares of beneficial interest of the Intermediate Fund shall have been offered for sale and sold in conformity with all applicable state securities or blue sky laws and, to the extent that any audit of the records of the Intermediate Fund or its transfer agent by the Income Fund or its agents shall have revealed otherwise, either (i) the Intermediate Fund shall have taken all actions that in the opinion of the Income Fund or its counsel are necessary to remedy any prior failure on the part of the Intermediate Fund to have offered for sale and sold such shares in conformity with such laws or (ii) the Intermediate Fund shall have furnished (or caused to be furnished) surety, or deposited (or caused to be deposited) assets in escrow, for the benefit of the Income Fund in amounts sufficient and upon terms satisfactory, in the opinion of the Income Fund or its counsel, to indemnify the Income Fund against any expense, loss, claim, damage or liability whatsoever that may be asserted or threatened by reason of such failure on the part of the Intermediate Fund to have offered and sold such shares in conformity with such laws.

(r) That the Income Fund shall have received from Coopers & Lybrand L.L.P. a letter addressed to the Income Fund dated as of the Exchange Date satisfactory in form and substance to the Income Fund to the effect that, on the basis of limited procedures agreed upon by the Income Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), as of the Valuation Time the value of the assets of the Intermediate Fund to be exchanged for the Merger Shares has been determined in accordance with the provisions of the Income Fund's Agreement and Declaration of Trust, pursuant to the procedures customarily utilized by the Income Fund in valuing its assets and issuing its shares.

9. CONDITIONS TO THE INTERMEDIATE FUND'S OBLIGATIONS. The obligations of the Intermediate Fund hereunder shall be subject to the following conditions:

(a) That this Agreement shall have been adopted and the transactions contemplated hereby shall have been approved by the affirmative vote of the holders of at least two-thirds (66 2/3%) of the outstanding shares of beneficial interest of the Intermediate Fund entitled to vote.

(b) That the Income Fund shall have furnished to the Intermediate Fund a statement of the Income Fund's net assets, together with a list of portfolio holdings with values determined as provided in Section 4, all as of the Valuation Time, certified on the Income Fund's behalf by its President (or any Vice President) and Treasurer (or any Assistant Treasurer), and a certificate of both such officers, dated the Exchange Date, to the effect that as of the Valuation Time and as of the Exchange Date there has been no material adverse change in the financial position of the Income Fund since September 30, 1995, other than changes in its portfolio securities since that date, changes in the market value of its portfolio securities, changes due to net redemptions, dividends paid or losses from operations.

(c) That the Income Fund shall have executed and delivered to the Intermediate Fund an Assumption of Liabilities dated as of the Exchange Date pursuant to which the Income Fund will assume all of the liabilities of the Intermediate Fund existing at the Valuation Time in connection with the transactions contemplated by this Agreement.

(d) That the Income Fund shall have furnished to the Intermediate Fund a statement, dated the Exchange Date, signed by the Income Fund's President (or any Vice President) and Treasurer (or any Assistant Treasurer) certifying that as of the Valuation Time and as of the Exchange Date all representations and warranties of the Income Fund made in this Agreement are true and correct in all material respects as if made at and as of such dates, and that the Income Fund has complied with all of the agreements and satisfied all of the conditions on its part to be performed or satisfied at or prior to each of such dates.

(e) That there shall not be any material litigation pending or threatened with respect to the matters by this Agreement.

(f) That the Intermediate Fund shall have received an opinion of Ropes & Gray, in form satisfactory to the Intermediate Fund and dated the Exchange Date, to the effect that (i) the Trust is an unincorporated voluntary association duly established and validly existing in conformity with the laws of The Commonwealth of Massachusetts, and, to the knowledge of such counsel, is not required to qualify to do business as a foreign association in any jurisdiction except as may be required by state securities or blue sky laws, (ii) the Income Fund is a duly established and validly existing series of shares of beneficial interest of the Trust, (iii) the Merger Shares to be delivered to the Intermediate Fund as provided for by this Agreement are duly authorized and upon such delivery will be validly issued and will be fully paid and nonassessable by the Income Fund and no shareholder of the Income Fund has any preemptive right to subscription or purchase in respect thereof, (iv) this Agreement has been duly authorized, executed and delivered by the Income Fund and, assuming that the Prospectus, the Registration Statement and the Proxy Statement comply with the 1933 Act, the 1934 Act and the 1940 Act and assuming due authorization, execution and delivery of this Agreement by the Intermediate Fund, is a valid and binding obligation of the Income Fund, (v) the execution and delivery of this Agreement did not, and the consummation of the transactions contemplated hereby will not, violate the Income Fund's Agreement and Declaration of Trust, as amended, or By-laws, or any provision of any agreement known to such counsel to which the Income Fund is a party or by which it is bound, it being understood that with respect to investment restrictions as contained in the Income Fund's Agreement and Declaration of Trust, as amended, By-Laws or then-current prospectus or statement of additional information, such counsel may rely upon a certificate of an officer of the Income Fund whose responsibility it is to advise the Income Fund with respect to such matters, (vi) no consent, approval, authorization or order of any court or governmental authority is required for the consummation by the Income Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act and such as may be required under state securities or blue sky laws, and (vii) the Registration Statement has become effective under the 1933 Act, and to the best of the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement has been issued and no proceedings for that purpose have been instituted or are pending or contemplated under the 1933 Act.

(g) That the Intermediate Fund shall have received an opinion of Ropes & Gray dated the Exchange Date (which opinion would be based upon certain factual representations and subject to certain qualifications), to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (i) no gain or loss will be recognized by the Intermediate Fund or its shareholders upon the transfer of the Investments to the Income Fund and the assumption by the Income Fund of the liabilities of the Intermediate Fund, or upon the distribution of the Merger Shares by the Intermediate Fund to its shareholders, pursuant to this Agreement, (ii) the basis of the Merger Shares an Intermediate Fund shareholder receives in connection with the transaction will be the same as the basis of his or her Intermediate Fund shares exchanged therefor, and (iii) an Intermediate Fund shareholder's holding period for his or her Merger Shares will be determined by including the period for which he or she held the Intermediate Fund shares exchanged therefor.

(h) That all proceedings taken by the Income Fund in connection with the transactions contemplated by this Agreement and all documents incidental thereto shall be satisfactory in form and substance to the Intermediate Fund and Ropes & Gray.

(i) That the Registration Statement shall have become effective under the 1933 Act, and no stop order suspending such effectiveness shall have been instituted or, to the knowledge of the Income Fund, threatened by the Commission.

(j) That the Intermediate Fund shall have received from the Commission, any relevant state securities administrator, the FTC and the Department such order or orders as Ropes & Gray deems reasonably necessary or desirable under the 1933 Act, the 1934 Act, the 1940 Act, any applicable state securities or blue sky laws and the H-S-R Act in connection with the transactions contemplated hereby, and that all such orders shall be in full force and effect.

10. INDEMNIFICATION. (a) The Intermediate Fund will indemnify and hold harmless, out of the assets of the Intermediate Fund but no other assets, the Income Fund, its trustees and its officers (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Intermediate Fund contained in the Registration Statement, the Prospectus or the Proxy Statement or any amendment or supplement to any of the foregoing, or arising out of or based upon the omission or alleged omission to state in any of the foregoing a material fact relating to the Intermediate Fund required to be stated therein or necessary to make the statements relating to the Intermediate Fund therein not misleading, including, without limitation, any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Intermediate Fund. The Indemnified Parties will notify the Intermediate Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(a). The Intermediate Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(a), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and if the Intermediate Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their expense. The Intermediate Fund's obligation under this
Section 10(a) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Intermediate Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(a) without the necessity of the Indemnified Parties' first paying the same.

(b) The Income Fund will indemnify and hold harmless, out of the assets of the Income Fund but no other assets, the Intermediate Fund, its trustees and its officers (for purposes of this subparagraph, the "Indemnified Parties") against any and all expenses, losses, claims, damages and liabilities at any time imposed upon or reasonably incurred by any one or more of the Indemnified Parties in connection with, arising out of, or resulting from any claim, action, suit or proceeding in which any one or more of the Indemnified Parties may be involved or with which any one or more of the Indemnified Parties may be threatened by reason of any untrue statement or alleged untrue statement of a material fact relating to the Income Fund contained in the Registration Statement, the Prospectus or the Proxy Statement, or any amendment or supplement to any thereof, or arising out of, or based upon, the omission or alleged omission to state in any of the foregoing a material fact relating to the Income Fund required to be stated therein or necessary to make the statements relating to the Income Fund therein not misleading, including without limitation any amounts paid by any one or more of the Indemnified Parties in a reasonable compromise or settlement of any such claim, action, suit or proceeding, or threatened claim, action, suit or proceeding made with the consent of the Income Fund. The Indemnified Parties will notify the Income Fund in writing within ten days after the receipt by any one or more of the Indemnified Parties of any notice of legal process or any suit brought against or claim made against such Indemnified Party as to any matters covered by this Section 10(b). The Income Fund shall be entitled to participate at its own expense in the defense of any claim, action, suit or proceeding covered by this Section 10(b), or, if it so elects, to assume at its expense by counsel satisfactory to the Indemnified Parties the defense of any such claim, action, suit or proceeding, and, if the Income Fund elects to assume such defense, the Indemnified Parties shall be entitled to participate in the defense of any such claim, action, suit or proceeding at their own expense. The Income Fund's obligation under this Section 10(b) to indemnify and hold harmless the Indemnified Parties shall constitute a guarantee of payment so that the Income Fund will pay in the first instance any expenses, losses, claims, damages and liabilities required to be paid by it under this Section 10(b) without the necessity of the Indemnified Parties' first paying the same.

11. NO BROKER, ETC. Each of the Intermediate Fund and the Income Fund represents that there is no person who has dealt with it who by reason of such dealings is entitled to any broker's or finder's or other similar fee or commission arising out of the transactions contemplated by this Agreement.

12. TERMINATION. The Intermediate Fund and the Income Fund may, by mutual consent of their respective trustees, terminate this Agreement, and the Intermediate Fund or the Income Fund, after consultation with counsel and by consent of their respective trustees or an officer authorized by such trustees, may waive any condition to their respective obligations hereunder. If the transactions contemplated by this Agreement have not been substantially completed by June 30, 1995, this Agreement shall automatically terminate on that date unless a later date is agreed to by the Intermediate Fund and the Income Fund.

13. RULE 145. Pursuant to Rule 145 under the 1933 Act, the Income Fund will, in connection with the issuance of any Merger Shares to any person who at the time of the transaction contemplated hereby is deemed to be an affiliate of a party to the transaction pursuant to Rule 145(c), cause to be affixed upon the certificates issued to such person (if any) a legend as follows:

     "THESE SHARES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT TO PUTNAM NEW YORK TAX EXEMPT INCOME FUND OR ITS PRINCIPAL UNDERWRITER UNLESS (I) A REGISTRATION STATEMENT WITH RESPECT THERETO IS EFFECTIVE UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (II) IN THE OPINION OF COUNSEL REASONABLY SATISFACTORY TO PUTNAM NEW YORK INTERMEDIATE TAX EXEMPT FUND SUCH REGISTRATION IS NOT REQUIRED."

and, further, the Income Fund will issue stop transfer instructions to the Income Fund's transfer agent with respect to such shares. The Intermediate Fund will provide the Income Fund on the Exchange Date with the name of any Intermediate Fund shareholder who is to the knowledge of the Intermediate Fund an affiliate of the Intermediate Fund on such date.

14. COVENANTS, ETC. DEEMED MATERIAL. All covenants, agreements, representations and warranties made under this Agreement and any certificates delivered pursuant to this Agreement shall be deemed to have been material and relied upon by each of the parties, notwithstanding any investigation made by them or on their behalf.

15. SOLE AGREEMENT; AMENDMENTS. This Agreement supersedes all previous correspondence and oral communications between the parties regarding the subject matter hereof, constitutes the only understanding with respect to such subject matter, may not be changed except by a letter of agreement signed by each party hereto, and shall be construed in accordance with and governed by the laws of The Commonwealth of Massachusetts.

16. AGREEMENT AND DECLARATION OF TRUST. Copies of the Agreement and Declaration of Trust of the Trust is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this instrument is executed on behalf of the Trustees of the Trust on behalf of the Intermediate Fund and the Income Fund, respectively, as Trustees and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of the Intermediate Fund or the Income Fund individually but are binding only upon the assets and property of the Intermediate Fund and the Income Fund, respectively.

This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.

               PUTNAM NEW YORK TAX EXEMPT INCOME TRUST
               On behalf of Putnam New York Tax Exempt
               Intermediate Fund


               By:___________________________
                  Executive Vice President


               PUTNAM NEW YORK TAX EXEMPT INCOME TRUST
               On behalf of Putnam New York Tax Exempt
               Income Fund


               By:___________________________
                  Executive Vice President

PUTNAMINVESTMENTS

     The Putnam Funds
     One Post Office Square
     Boston, Massachusetts 02109
     Toll-free 1-800-225-1581
PUTNAM INVESTMENTS  (LOGO)

THIS IS YOUR PROXY CARD.

PLEASE VOTE THIS PROXY, SIGN IT BELOW, AND RETURN IT PROMPTLY IN
THE ENVELOPE PROVIDED.

YOUR VOTE IS IMPORTANT.

Please fold at per      foration before detaching
-----------------------------------------------------------------
Proxy for a meeting of shareholders, March 7, 1996, for PUTNAM
NEW YORK INTERMEDIATE TAX EXEMPT FUND.

THIS PROXY IS SOLICITED ON BEHALF OF THE TRUSTEES OF THE FUND.

The undersigned shareholder hereby appoints George Putnam, Hans
H. Estin, and Donald S. Perkins, and each of them separately, proxies, with power of substitution, and hereby authorizes them to represent and to vote, as designated below, at the meeting of shareholders of Putnam New York Intermediate Tax Exempt Fund on March 7, 1996, at 2:00 p.m., Boston time, and at any adjournments thereof, all of the shares of the fund that the undersigned shareholder would be entitled to vote if personally present.

                               PLEASE BE SURE TO SIGN AND DATE
                                                    THIS PROXY.

                               Please sign your name exactly as
                               it appears on this card.  If you
                               are a joint owner, each of you
                               should sign.  When signing as
                               executor, administrator, attorney,
                               trustee, or guardian, or as
                               custodian for a minor, please give
                               your full title as such.  If you
                               are signing for a corporation,
                               please sign the full corporate
                               name and indicate the signer's
                               office.  If you are a partner,
                               sign the partnership name.

                               ----------------------------------
                               Shareholder sign here      Date

                               ----------------------------------
                               Co-owner sign here        Date
HAS YOUR ADDRESS CHANGED?

Please use this form to notify us of any change in address or telephone number or to provide us with your comments. Detach this form from the proxy ballot and return it with your signed proxy in the enclosed envelope.

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Street

-----------------------------------------------------------------
City                              State                  Zip

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Telephone


DO YOU HAVE ANY COMMENTS?


-----------------------------------------------------------------

-----------------------------------------------------------------


DEAR SHAREHOLDER:

Your vote is important. Please help us to eliminate the expense of follow-up mailings by signing and returning this proxy as soon as possible. A postage-paid envelope is enclosed for your convenience.

THANK YOU!

-----------------------------------------------------------------
Please fold at pe       rforation before detaching

IF YOU COMPLETE AND SIGN THE PROXY, WE'LL VOTE IT EXACTLY AS YOU
TELL US.  IF YOU SIMPLY SIGN THE PROXY, IT WILL BE VOTED FOR
PROPOSAL 1.  THE PROXIES WILL ALSO BE AUTHORIZED TO VOTE UPON
SUCH OTHER MATTERS THAT MAY COME BEFORE THE MEETING.

THE TRUSTEES RECOMMEND A VOTE FOR THE PROPOSAL LISTED BELOW:

PLEASE MARK YOUR CHOICES X IN BLUE OR BLACK INK.

1. APPROVAL OF THE AGREEMENT AND PLAN OF REORGANIZATION PROVIDING FOR THE TRANSFER OF ALL OF THE ASSETS OF PUTNAM NEW YORK INTERMEDIATE TAX EXEMPT FUND (THE "FUND") TO PUTNAM NEW YORK TAX EXEMPT INCOME FUND (THE "INCOME FUND") IN EXCHANGE FOR SHARES OF THE INCOME FUND AND THE ASSUMPTION BY THE INCOME FUND OF ALL OF THE LIABILITIES OF THE FUND, AND THE DISTRIBUTION OF SUCH SHARES TO THE SHAREHOLDERS OF THE FUND IN LIQUIDATION OF THE FUND.

         FOR  AGAINST     ABSTAIN
         [BOX]   [BOX]       [BOX]





NOTE:  If you have questions on any of the proposals, please call
1-800-225-1581.

                 PUTNAM NEW YORK TAX EXEMPT INCOME TRUST

                                FORM N-14
                                 PART B

                   STATEMENT OF ADDITIONAL INFORMATION
                             NOVEMBER , 1995

This Statement of Additional Information contains material which may be of interest to investors but which is not included in the Prospectus/Proxy Statement (the "Prospectus") of Putnam New York Tax Exempt Income Fund (the "Income Fund") dated November , 1995 relating to the sale of all or substantially all of the assets of Putnam New York Intermediate Tax Exempt Fund (the "Intermediate Fund") to the Income Fund. The Income Fund's Statement of Additional Information dated February 1, 1995 and the Intermediate Fund's Statement of Additional Information dated February 1, 1995 have been filed with the Securities and Exchange Commission and are incorporated herein by reference. This Statement is not a Prospectus and is authorized for distribution only when it accompanies or follows delivery of the Prospectus. This Statement should be read in conjunction with the Prospectus. Investors may obtain a free copy of the Prospectus or either or both of the Statements of Additional Information by writing Putnam Investor Services, One Post Office Square, Boston, MA 02109 or by calling 1-800-225-1581.

            INDEPENDENT ACCOUNTANTS AND FINANCIAL STATEMENTS

Coopers & Lybrand L.L.P. are the independent accountants for the Intermediate Fund and the Income Fund, providing audit services, tax return review and other tax consulting services and assistance and consultation in connection with the review of various Securities and Exchange Commission filings for the Funds. The following documents are incorporated by reference into this Statement of Additional Information: (1) the Report of Independent Accountants and financial statements included in the Intermediate Fund's Annual Report for the fiscal year ended November 30, 1994, filed electronically on January 12, 1995 (File No. 811-3741), (ii) the unaudited financial statements included in the Intermediate Fund s Semiannual Report for the six months ended May 31, 1995, filed electronically on July 31, 1995 (File No. 811-3741), (iii) the Report of Independent Accountants and financial statements included in the Income Fund s Annual Report for the fiscal period ended November 30, 1994, filed electronically on January 12, 1995 (File No. 811-3741), and (iv) the unaudited financial statements included in the Income Fund's Semiannual Report for the six months ended May 31, 1995, filed electronically on July 31, 1995 (File No. 811-3741). The audited financial statements incorporated by reference into the Prospectus/Proxy Statement and this Statement of Additional Information have been so included and incorporated in reliance upon the reports of Coopers & Lybrand L.L.P., given on their authority as experts in auditing and accounting.

                  PUTNAM NEW YORK TAX EXEMPT INCOME FUND

                                FORM N-14
                                 PART C

                            OTHER INFORMATION

ITEM 15. INDEMNIFICATION

The information required by this item is incorporated herein by reference to the Registrant's Initial Registration Statement on Form N-1A under the Securities Act of 1933 (File No. 2-81011) and the Investment Company Act of 1940 (File No. 811-3630).

ITEM 16. EXHIBITS

         1. Agreement and Declaration of Trust, as amended and restated May 6, 1994 -- Incorporated by reference to
         Post-Effective Amendment No. 16 to the Registrant's
         Registration Statement on Form N-1A.

         2. By-Laws, as amended April 8, 1994 -- Incorporated by reference to Post-Effective Amendment No. 16 to the Registrant's Registration Statement on Form N-1A.

         3a.  Copy of Class A specimen share certificate --
         Incorporated by reference to Post-Effective Amendment
         No. 16 to the Registrant's Registration Statement on
         Form N-1A.

         3b.  Copy of Class B specimen share certificate --
         Incorporated by reference to Pre-Effective Amendment
         No. 16 to the Registrant's Registration Statement on
         Form N-1A.

         4. Agreement and Plan of Reorganization --constitutes
         Exhibit A included in Part A hereof.

         5a. Portions of Agreement and Declaration of Trust Relating to Shareholders' Rights -- Incorporated by reference to Post-Effective Amendment No. 16 to the Registrant's Registration Statement on Form N-1A.

         5b.  Portions of By-Laws Relating to Shareholders'
         Rights -- Incorporated by reference to Post-Effective
         Amendment No. 16 to the Registrant's Registration
         Statement on Form N-1A.

         6. Copy of Management Contract dated July 11, 1991 --
         Incorporated by reference to Post-Effective Amendment
         No. 12 to the Registrant's Registration Statement on
         Form N-1A.

         7a.  Copy of Distributor's Contract dated May 6, 1994 -
         -Incorporated by reference to Post-Effective Amendment
         No. 16 to the Registrant's Registration Statement on
         Form N-1A.

         7b.  Copy of Specimen Dealer Sales Contract --
         Incorporated by reference to Post-Effective Amendment
         No. 16 to the Registrant's Registration Statement on
         Form N-1A.

         7c.  Copy of Specimen Financial Institution Sales
         Contract -- Incorporated by reference to Post-Effective
         Amendment No. 16 to the Registrant's Registration
         Statement on Form N-1A.

         8. Not applicable.

         9. Copy of Custodian Agreement with Putnam Fiduciary Trust Company dated May 3, 1991, as amended July 13, 1992 -- Incorporated by reference to Post-Effective Amendment No. 16 to the Registrant's Registration Statement on Form N-1A.

         10a. Copy of Class A Distribution Plan and Agreement
         -- Incorporated by reference to Post-Effective
         Amendment No. 16 to the Registrant's Registration
         Statement on Form N-1A.

         10b. Copy of Class B Distribution Plan and Agreement
         -- Incorporated by reference to Post-Effective
         Amendment No. 16 to the Registrant's Registration
         Statement on Form N-1A.

         10c. Copy of Class M Distribution Plan and Agreement
         -- Incorporated by reference to Post-Effective
         Amendment No. 16 to the Registrant's Registration
         Statement on Form N-1A.

         10d. Copy of Rule 18f-3 Plan -- Exhibit 1.

         11.  Opinion of Ropes & Gray -- Exhibit 2.

         12.  Opinion of Ropes & Gray as to Tax Matters --
         Exhibit 3.

         13.  Copy of Investor Servicing Agreement dated June 3,
         1991 with Putnam Fiduciary Trust Company --
         Incorporated by reference to Post-Effective Amendment
         No. 16 to the Registrant's Registration Statement on
         Form N-1A.

         14.  Consent of Independent Accountants -- Exhibit 4.

         15.  Not applicable

         16.  Power of Attorney -- Exhibit 5.

         17.  Copy of Registrant's Declaration under Rule 24f-2
         -- Incorporated by reference to Post-Effective
         Amendment No. 16 to the Registrant's Registration
         Statement on Form N-1A.

ITEM 17. UNDERTAKINGS

(a) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Act, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(b) The undersigned Registrant agrees that every prospectus that is filed under paragraph (a) above will be filed as a part of an amendment to this Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Act, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

- -                - - - - - - - - - - - - - - - - - -
NOT                                ICE

A copy of the Agreement and Declaration of Trust, as amended, of Putnam New York Tax Exempt Income Trust, is on file with the Secretary of State of The Commonwealth of Massachusetts, and notice is hereby given that this Registration Statement has been executed on behalf of the Registrant by an officer of the Registrant as an officer and not individually, and the obligations of or arising out of this Registration Statement are not binding upon any of the Trustees, officers, or shareholders of the Registrant individually, but are binding only upon the assets and property of the Registrant.
SIG                              NATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston and The Commonwealth of Massachusetts on the 27th day of October, 1995.

            PUTNAM NEW YORK TAX EXEMPT INCOME TRUST

                 By: Gordon H. Silver, Vice President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

    SIGNATURE              TITLE

George Putnam          President and Chairman of the Trustees;
                       Principal Executive Officer; Trustee

William F. Pounds      Vice Chairman and Trustee

John D. Hughes         Principal Financial Officer; Vice
                       President; Treasurer

Paul G. Bucuvalas      Principal Accounting Officer; Assistant
                       Treasurer

Jameson Adkins Baxter  Trustee
Hans H. Estin          Trustee
John A. Hill           Trustee
Elizabeth T. Kennan    Trustee
Lawrence J. Lasser     Trustee
Robert E. Patterson    Trustee
Donald S. Perkins      Trustee
George Putnam, III     Trustee
Eli Shapiro            Trustee
A.J.C. Smith           Trustee
W. Nicholas Thorndike  Trustee

                       By: Gordon H. Silver, as
                           Attorney-in-Fact
                           October 27, 1995